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Filed pursuant to General Instruction II.L. of Form F-10; File No. 333-109782

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 23, 2003)

8,500,000 Shares

Vasogen Inc.

Common Shares

       We are offering all of the 8,500,000 of our common shares offered by this prospectus supplement. The common shares are being sold in the United States and Canada.

       Our common shares are currently quoted on the Nasdaq National Market ("Nasdaq") and listed on the Toronto Stock Exchange (the "TSX") under the trading symbols "VSGN" and "VAS", respectively. The TSX has conditionally approved the listing of the common shares being sold pursuant to this prospectus supplement, subject to us fulfilling all of the conditions of the TSX on or before May 11, 2004. On February 26, 2004, the last reported sale price of our common shares on the TSX was C$8.30 per share and the last reported sale price of our common shares on the Nasdaq was US$6.19 per share.

       Investing in our common shares involves a high level of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common shares under the heading "Risk factors" beginning on page S-11 of this prospectus supplement and on page 5 of the accompanying prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements prepared in accordance with generally accepted accounting principles of the United States. Note 15 to our consolidated financial statements for the year ended November 30, 2003 sets forth the principal differences between Canadian GAAP and US GAAP as they relate to our business.

       Owning the common shares may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should consult your own tax advisor with respect to your own particular circumstances.

       The ability of United States investors to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, most of our officers and directors are Canadian residents, some of the underwriters and the experts named in the registration statement are Canadian residents and all or substantially all of our assets and the assets of such persons may be located outside the United States.

	Per Share	Total
Public offering price(1)	US$5.90	US$50,150,000
Underwriting fees and commissions	US$0.354	US$3,009,000
Proceeds, before expenses to Vasogen Inc.	US$5.546	US$47,141,000
(1)
The offering price for common shares offered in the United States is payable in US dollars and the offering price for common shares offered in Canada is payable in US dollars or Canadian dollars. The Canadian dollar offering price of C$7.92 per share is the approximate Canadian dollar equivalent of the US Offering price based on an exchange rate of US$0.7450 per C$1.00.

       The underwriters may also purchase from us up to 1,275,000 additional common shares at the public offering price, less underwriting fees and commissions payable, to cover over-allotments, if any within 30 days from the date of this prospectus supplement.

       The underwriters are offering the common shares as described under "Underwriting." Delivery of the shares will be made on or about March 4, 2004.

Needham & Company, Inc.	RBC Capital Markets
A.G. Edwards & Sons, Inc.

The date of this prospectus supplement is February 26, 2004.

        This document is in two parts. The first part is this prospectus supplement, which describes certain matters relating to us and to this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the offering. Unless otherwise indicated, all references to the prospectus herein refer to this prospectus supplement, together with the accompanying prospectus. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide information different from that contained in this prospectus supplement, the accompanying prospectus, or the documents incorporated by reference herein. We are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of these securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

        We furnish our shareholders with annual reports containing financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), audited by our independent auditors.

        In this prospectus supplement, unless stated otherwise, all references to "US$" are to the lawful currency of the United States and all references to "C$" or "$" are to the lawful currency of Canada.

        Some of the information concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

        The use of the term "significant" or "significantly" when describing clinical and preclinical results in this prospectus refers to "statistical significance", where the probability that the result happened by random chance is 5% or less.

        In this prospectus supplement, unless stated otherwise, "Vasogen", "we", "us", and "our" or similar terms refer to Vasogen Inc. and its wholly-owned subsidiary, Vasogen Ireland Limited.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information about Vasogen and this offering. Because this is a summary, it does not contain all the information you should consider before investing in our common shares. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the "Risk Factors" section, as well as the financial statements and the other documents incorporated by reference, before making an investment decision.

BUSINESS OVERVIEW

        We are focused on the research and commercial development of immune modulation therapies for the treatment of cardiovascular, neurological and other chronic inflammatory diseases. Our lead product, Celacade™ (immune modulation therapy), is currently in pivotal phase 3 clinical development for the treatment of chronic heart failure ("HF") and peripheral arterial disease ("PAD"). Celacade™ is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to cells undergoing apoptosis (programmed cell death). Celacade™ up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells ("APCs") to modulate the production of cytokines — potent chemical messengers that initiate and control inflammation. Vasogen is also developing a new class of phospholipid-based drugs designed to interact with APCs to regulate cytokine levels and control inflammation in the nervous system, including the brain. VP025, the first product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders. The following table sets out the stage of development for each of our product candidates:

Product Candidate	Indications	Development Status
Celacade™	Chronic heart failure	Pivotal phase 3 clinical trial
Celacade™	Peripheral arterial disease	Pivotal phase 3 clinical trial
VP025	Neuro-inflammatory conditions	Preclinical

Celacade is a trademark of Vasogen.

CelacadeTM (Immune Modulation Therapy)

        Celacade™ is designed to target the chronic inflammation underlying cardiovascular disease by activating the immune system's physiological anti-inflammatory response to cells undergoing apoptosis. Celacade™ is currently in pivotal phase 3 clinical development for the treatment of chronic HF and PAD. Celacade™ is administered once per month during a brief outpatient procedure. During the procedure, a small sample of a patient's blood cells are drawn into a single-use disposable cartridge, exposed to controlled oxidative stress utilizing our proprietary medical device technology, and then administered to the patient intramuscularly. Oxidative stress is a factor known to induce cell apoptosis. During apoptosis, certain molecules normally expressed on the inner bilayer of cell membranes move to the cell surface. These cell surface molecules interact with specific receptors on APCs of the immune system to modulate the production of cytokines.

        Unlike therapies that act specifically to inhibit or block the activity of a single pro-inflammatory cytokine, such as anti-TNF-a therapies, Celacade™ is designed to reduce, rather than eliminate, a number of pro-inflammatory cytokines and up-regulate a number of anti-inflammatory cytokines. Our preclinical data show that Celacade™ initiates a change in the production and balance of cytokines, with a reduction in pro-inflammatory cytokines, such as TNF-a and IL-1b, and an increase in anti-inflammatory cytokines, such as IL-10 and TGF-b, leading to a reduction in observed inflammation. We believe that the modulation of both pro-inflammatory and anti-inflammatory cytokines is a key differentiating factor between Celacade™ and other therapies that have been used in the treatment of chronic inflammatory disorders. Based on pre-clinical research and the outcomes of our phase 2 clinical trials conducted in patients with chronic HF and PAD, we believe that Celacade™ can significantly reduce the chronic inflammation associated with the development and progression of a number of cardiovascular disorders.

        Celacade™ is regulated by the United States Food and Drug Administration ("FDA") as a medical device and, subject to the successful completion of either of our ongoing phase 3 clinical trials for chronic HF or PAD, we plan to pursue United States marketing approval under the device Pre-Market Approval application process. We have been granted CE Mark regulatory approval in Europe of Celacade™. This regulatory approval enables Vasogen to market Celacade™ in the 15 member countries of the European Union; a strategy we plan to pursue upon the successful completion of our ongoing phase 3 clinical trials.

        We have a strategic alliance with Quest Diagnostics Incorporated ("Quest Diagnostics") regarding the establishment of an outpatient services delivery model to support the commercialization of Celacade™ in the United States on an exclusive basis. The terms of our strategic alliance with Quest Diagnostics are to be finalized prior to our filing for FDA approval for Celacade™. We have retained all sales and marketing rights to our products in the United States and expect to enter into additional alliances or licensing arrangements to support activities such as medical education, promotion and physician detailing. We also intend to establish further alliances to support marketing and sales of our products in the rest of the world.

CelacadeTM Chronic Heart Failure Program

        Chronic HF is an irreversible, usually progressive disease that affects approximately 4.7 million people in the United States and is associated with high levels of morbidity and mortality. In the United States each year, nearly 300,000 deaths are associated with heart failure and healthcare costs exceed US$19 billion annually. Patients diagnosed with chronic HF have a five-year mortality rate of approximately 50%. The current morbidity and mortality rates for chronic HF suggest that important pathological mechanisms remain active and unmodified by the available therapies, particularly when the disease has reached advanced stages.

        We have commenced a phase 3 clinical trial, which we have named "ACCLAIM", to further investigate the impact of Celacade™ on reducing mortality and morbidity in advanced heart failure patients. The clinical trial is designed to support the FDA and Health Canada approvals process. The Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM clinical trial is Dr. James Young, Chairman, Division of Medicine, Cleveland Clinic Foundation and Medical Director of the Kaufman Center for Heart Failure in Cleveland, Ohio. We initiated the first clinical trial sites and began enrolling patients into the ACCLAIM clinical trial in July 2003.

        We plan to enroll up to 2,016 patients in the randomized, double-blind, placebo-controlled ACCLAIM clinical trial at up to 160 cardiac centers. The study is enrolling patients with advanced heart failure, a left ventricular ejection fraction ("LVEF") of less than or equal to 30%, and a hospitalization or outpatient treatment with intravenous medication for heart failure within the previous 12 months. The primary outcome measure of the ACCLAIM clinical trial is the composite endpoint of all-cause mortality or hospitalization for cardiovascular causes (time to first event). The clinical trial will conclude when a minimum of 701 events have occurred and all patients have been followed for at least six months. Our current goal is to complete patient enrollment during the first quarter of fiscal 2005 and, subject to achieving the pre-specified number of events, we expect the primary endpoint of the study to be completed during the third quarter of fiscal 2005.

        The initiation of the ACCLAIM clinical trial was based on our 73 patient double-blind, placebo-controlled phase 2 clinical trial in advanced chronic HF patients conducted at the Cleveland Clinic, Baylor College of Medicine, the Texas Heart Institute and the University of Montreal. The key finding from this clinical trial was a significant reduction in the risk of death; p=0.022 (1 vs. 7 deaths) and all-cause hospitalization: p=0.008 (12 vs. 21 hospitalizations) for patients receiving Celacade™ compared to those receiving placebo. In addition to the beneficial impact on the risk of major events, the study showed that patients receiving Celacade™ had significant improvements in key electrocardiogram ("ECG") measures. Approximately 50% of patients diagnosed with chronic HF experience sudden death. The risk of sudden death due to serious ventricular arrhythmia (irregular heartbeat originating in the ventricles of the heart) has been linked to specific ECG abnormalities, including a prolonged QTc interval. The study showed a significant reduction in mean QTc interval among assessable patients in the active treatment group (-18 milliseconds ("msec")), compared to an increase in the placebo group (+12 msec), resulting in a significant between-group difference at end of study (429±45 vs. 463±45 msec, n=35, p=0.035). In addition, analysis of a composite score developed to assess changes in clinical status demonstrated a significant improvement in patients receiving Celacade™. Based on this clinical composite score, almost three times more patients in the group treated with Celacade™ improved over the course of the clinical trial, compared to placebo (31% vs. 11%, p=0.046), while almost twice as many patients in the placebo group worsened, compared to those receiving Celacade™ (65% vs. 33%, p=0.010). Celacade™ was also shown to be safe and well tolerated, with no reports of treatment-related serious adverse events or patient withdrawals from the clinical trial. The results of the study were presented at the 2002 scientific sessions of the Heart Failure Society of America and the American Heart Association.

CelacadeTM Peripheral Arterial Disease Program

        We estimate that in the United States PAD affects approximately 7 million people with associated healthcare costs exceeding US$10 billion annually. PAD is associated with a high level of morbidity and all-cause mortality for these patients is estimated to be 30% within 5 years. Patients with PAD often experience intermittent claudication (pain on walking), a symptom associated with a threefold increase in the incidence of heart attack and stroke. In approximately 80,000 patients each year, the progression of PAD results in the need for amputation. Currently, there are limited effective non-surgical pharmacological therapies available for the treatment of intermittent claudication, and we believe there is a need for a more effective treatment for intermittent claudication in PAD patients.

        We are currently enrolling patients with PAD in our phase 3 clinical trial, which we have named "SIMPADICO". The SIMPADICO clinical trial is designed to further investigate the impact of Celacade™ on improving the symptoms of intermittent claudication. The clinical trial is designed to support the FDA and Health Canada approvals process. The Principal Investigator and Chairman of the Steering Committee for the SIMPADICO clinical trial is Dr. Jeffrey Olin, Director, Vascular Medicine Program, at The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine, New York.

        We plan to enroll up to 500 patients with Fontaine stage II disease (symptomatic PAD) who have intermittent claudication, in the randomized, double-blind, placebo-controlled SIMPADICO clinical trial at up to 60 vascular centers in the United States and Canada. The primary endpoint of the clinical trial is the change in maximal treadmill walking distance over six months. Maximal treadmill walking distance is the primary efficacy endpoint recognized by the FDA and other regulatory authorities for approving new treatments for symptomatic PAD. Our current goal is to complete patient recruitment for the SIMPADICO clinical trial during the third quarter of fiscal 2004 and expect the primary endpoint of the study to be completed during the first quarter of fiscal 2005. We also intend to conduct a follow-up of all patients after 12 months of therapy.

        The initiation of the SIMPADICO clinical trial was based on results from our double-blind, placebo-controlled phase 2 clinical trial in patients with moderate to severe PAD conducted at leading university vascular medicine centers in the United Kingdom. The primary endpoint of the clinical trial was met in the per protocol population (n=81), with significantly more patients who received Celacade™ having a greater than 50% increase in their initial claudication distance ("ICD") compared to placebo (p=0.047) at 24 weeks. Sub-group analysis of the 69 severe claudication patients in the per protocol population at nine weeks post-treatment showed that 56.3% of the Celacade™ patients had a greater than 50% improvement in ICD compared to 29.7% of the placebo group (p=0.031). The results of the clinical trial provide evidence that the effect of Celacade™ is of prolonged duration and that the therapy is also beneficial to those patients with severe claudication who suffer the greatest limitation of mobility. Celacade™ was also shown to be safe and well tolerated, with no treatment related serious adverse side effects. Findings from this study were presented in 2001 at the XVth Annual Meeting of the European Society for Vascular Surgery.

VP025 Drug Development Program

        We are developing a new class of phospholipid-based drugs designed to interact with APCs to regulate cytokine levels and control inflammation. This new class of drugs was discovered as a result of basic research concerning the mechanism of action of Celacade™. While Celacade™ is designed to exploit the anti-inflammatory immune response resulting from the interaction of cell surface molecules uniquely expressed on apoptotic cells with APCs, VP025, a specific formulation of our new class of drugs, is believed to exert its anti-inflammatory effects through an alternate mechanism of APC interaction and has been optimized for the treatment of neurological disorders. Our preclinical research has shown that the effects of VP025 cross the blood-brain barrier, produce potent anti-inflammatory activity, including cytokine modulation, and result in the preservation of the function of specific neural pathways involved in memory and learning.

        There are several neurological conditions that are associated with an inflammatory response in the brain and nervous system, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis, also known as Lou Gehrig's disease. In each of these diseases there is evidence of increases in inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. It is estimated that these neurological conditions generate cost of care exceeding US$75 billion annually in the United States.

        We are currently conducting a preclinical research program at leading academic centers to further investigate the impact of VP025 on several models of neuro-inflammatory disease. This work, expected to be completed by the end of 2004, is intended to form the basis of a regulatory submission to support the initiation of a phase 1 clinical trial of VP025. We have completed our design optimization program for VP025 and the development project is now in the pilot manufacturing phase.

Intellectual Property

        We seek to protect our intellectual property through patents and confidentiality agreements. We currently have 16 U.S. patents and 122 patents granted in other jurisdictions as well as numerous pending patent applications. We have sought to protect our lead product, Celacade™, by filing for patents to protect its use in the treatment of numerous diseases including chronic HF, atherosclerosis, peripheral vascular diseases and neuroinflammatory conditions and its modulation of inflammatory responses and by protecting key aspects of the device technology used in its delivery. We have also sought patent protection on the modulation of inflammatory responses using apoptotic cells and on chemical formulations, such as VP025, which trigger immune responses analogous to those triggered by apoptotic cells, as well as the use of these entities to regulate inflammation and to treat various inflammatory diseases.

OUR STRATEGY

        Our goal is to develop and successfully commercialize new therapies for the treatment of cardiovascular, neurological, and other chronic inflammatory diseases. We plan to achieve these objectives by pursuing the following strategies:

Develop and successfully commercialize CelacadeTM for unmet medical needs

        Celacade™ is currently in pivotal phase 3 clinical trials for chronic HF and PAD. We believe that Celacade™ has the potential to become a first-in-class therapy targeting chronic inflammation in cardiovascular disease, addressing unmet medical needs by providing a safe and effective addition to the standard of care. We are collaborating with opinion leaders in cardiovascular medicine to conduct our phase 3 clinical trials and we believe that, upon successful completion of these clinical trials, this will enhance the potential for Celacade™ to be adopted as part of the standard of care in these conditions. Our phase 3 clinical trials are designed to support regulatory approvals and market introduction in North America and Europe. Through alliances with established healthcare companies, we plan to establish the sales and marketing capability needed to promote the adoption of Celacade™ by cardiologists and other physicians.

Continue to build a portfolio of therapies targeting inflammatory diseases

        VP025 is the first product candidate from a new class of drugs that we have identified. This new class of drugs represents a platform technology from which we may derive other product candidates for development and commercialization. We are currently testing VP025 across a number of preclinical models of neuro-inflammation and, based on this work, we expect to select an initial disease target by the end of 2004 to advance into clinical development.

Partner with companies who can help us to leverage our core competencies

        We have a strategic alliance with Quest Diagnostics for the outpatient delivery of Celacade™ in the United States. We intend to establish additional alliances, primarily to support marketing and sales of our products, in the United States, Canada and the rest of the world. With the goal of maximizing our long-term economic returns, we are currently in discussions with established healthcare companies with cardiovascular marketing and sales capabilities.

CORPORATE INFORMATION AND REGISTERED OFFICE

        We were continued under the Canada Business Corporations Act by certificate of continuance dated August 9, 1999. We have one subsidiary, Vasogen Ireland Limited, a corporation wholly-owned by us and incorporated under the laws of the Republic of Ireland. Vasogen Ireland Limited owns our intellectual property related to our immune modulation therapies and pharmaceuticals.

        Our head office and principal place of business is located at 2155 Dunwin Drive, Mississauga, Ontario L5L 4M1. Our website is www.vasogen.com. Any information contained on our website is not, and will be deemed not to be, incorporated herein by reference.

The Offering

Common shares we are offering	8,500,000 shares
Common shares to be outstanding after the offering	70,801,968 shares (72,076,968, if the underwriters exercise the over-allotment option in full)
Use of proceeds	We intend to use the net proceeds to fund the research and commercial development of Celacade™, to fund our new drug development pipeline, including VP025, and for general corporate purposes.
See "Use of proceeds".
TSX symbol	VAS
Nasdaq symbol	VSGN
Risk factors	An investment in our common shares offered hereby involves certain risks which should be carefully considered by prospective investors before investing in our common shares. See "Risk factors".

        The number of common shares referred to above that will be outstanding immediately after the completion of the offering is based on the number of common shares outstanding at February 26, 2004, and excludes at that date:

  •
  up to 1,275,000 common shares that may be issued if the underwriters exercise their over-allotment option described under "Underwriting";

  •
  3,299,128 common shares issuable upon the exercise of outstanding options granted under our stock option plans, which have a weighted average exercise price of C$5.71 per common share;

  •
  985,237 common shares issuable upon the exercise of warrants outstanding. Of these warrants, 360,000 are exercisable at a price of US$4.69 per share and 625,237 are exercisable at a price of C$12.73 per share; and

  •
  up to 1,162,566 additional common shares reserved for issuance under our stock option plans.

Summary Consolidated Financial Information

        Set forth below is our summary consolidated financial information at the dates and for the periods indicated. This summary consolidated financial information is derived from and should be read in conjunction with our audited consolidated financial statements for the years ended November 30, 2003, 2002 and 2001, which have been audited by KPMG LLP, and the related notes, as well as the related "Management's discussion and analysis of financial condition and results of operations" incorporated by reference in this prospectus supplement and the accompanying prospectus. For your convenience, we have converted certain Canadian dollar amounts for the year ended November 30, 2003 into US dollars at the rate of US$0.7708 per C$1.00 (the noon exchange rate quoted by the Bank of Canada on November 28, 2003, the business day preceding November 30, 2003, which was not a business day). You should not view such translations as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or could have been converted into US dollars at the rates indicated or at any other rate.

        We prepare our consolidated financial statements in accordance with Canadian GAAP. See Note 15 to our audited consolidated financial statements which is incorporated by reference in this prospectus supplement, for a description of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") as they relate to our business.

	Year ended November 30,
Statements of operations and deficit information: (in thousands except per share data)	2001 (C$)	2002 (C$)	2003 (C$)	2003 (US$)(1)
	(audited)	(audited)	(audited)	(unaudited)
Expenses:
Research and development	$9,208	$12,675	$21,730	$16,749
General, administrative and foreign exchange	7,246	7,809	11,361	8,757

Loss before the undernoted	(16,454)	(20,484)	(33,091)	(25,506)
Investment income	2,065	977	1,143	881

Loss for the period	(14,389)	(19,507)	(31,948)	(24,625)
Deficit, beginning of period	(47,271)	(61,660)	(81,167)	(62,564)

Deficit, end of period	$(61,660)	$(81,167)	$(113,115)	$(87,189)

Basic and fully diluted loss per share	$(0.32)	$(0.40)	$(0.57)	$(0.44)

Balance sheet information: (in thousands)	Actual US$(1)	As Adjusted US$(1)(2)	Actual C$	As Adjusted C$(2)(3)
	(unaudited)	(unaudited)	(audited)	(unaudited)
Cash, cash equivalents and marketable securities	$46,314	$92,452	$60,085	$119,942
Working capital	44,193	90,331	57,334	117,191
Total assets	53,018	99,156	68,783	128,640
Total liabilities	4,870	4,870	6,318	6,318
Shareholders' equity	48,148	94,286	62,465	122,322

(1)
For your convenience, we have converted certain Canadian dollar amounts from our audited consolidated financial statements for the years ended November 30, 2003, 2002 and 2001 into US dollars at the rate of US$0.7708 per C$1.00 (the noon exchange rate quoted by the Bank of Canada on November 28, 2003, the business day preceding November 30, 2003, which was not a business day).

(2)
As adjusted to give effect to the sale of 8,500,000 common shares pursuant to the offering at a public offering price of US$5.90 or C$7.92 per share, after deducting the underwriting fees and commissions and the estimated offering expenses payable by us and our receipt of estimated net proceeds of US$46,138,000. See "Use of proceeds".

(3)
For the purposes of the adjustment, we have assumed that the net proceeds from the offering will be received in US dollars and we have converted such proceeds using the noon exchange rate on November 28, 2003 (the business day preceding November 30, 2003, which was not a business day) for one Canadian dollar, expressed in US dollars, as quoted by the Bank of Canada, being US$0.7708.

RISK FACTORS

        Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus supplement, including information incorporated or, deemed to be incorporated, by reference herein, including our consolidated financial statements and related notes, and in the accompanying prospectus. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks actually occurs, our business, financial condition, and results of operations could be materially adversely affected, the trading price of our common shares could decline and you could lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

We will require additional funds in our business.

        After this offering, we will need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring our potential products to market and establish marketing, sales and distribution capabilities. Our future capital requirements will depend on many factors, including continued scientific progress in our research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting, and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements, and other factors not within our control. We do not anticipate generating revenues from operations in the foreseeable future, and we have no committed sources of capital.

        Adequate funds may not be available when needed or on terms acceptable to us. Insufficient funds may require us to scale back or eliminate some, or all, of our research and development programs or license to third parties products or technologies that we would otherwise seek to develop.

        In order to obtain financing, if it is even available, it is likely that we will sell additional common shares or financial instruments, which are exchangeable or convertible into common shares. Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we have granted options and intend to offer and issue options to purchase common shares and/or rights exchangeable or convertible into common shares. These activities could result in substantial dilution to all our shareholders.

We are a development stage company with a history of losses and we have not recognized any product revenues and we may never achieve profitability.

        Our products are in the development stage and, accordingly, our business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management. We have incurred a loss in each year since our inception and have received no cash flow from operations to date, and there is no assurance that we will have earnings or cash flow from operations in the future. These losses have resulted in, and are expected to continue to cause decreases in, our cash balances, working capital and shareholders' equity. The future earnings and cash flow from operations of our business are dependent, in part, on our ability to further develop our products. There can be no assurance that we will grow and be profitable.

        At November 30, 2003, we had an accumulated deficit of approximately C$113 million. We have not generated revenues from the commercialization of any products. Our net operating losses over the near term and the next several years are expected to continue and increase as a result of the expanded clinical trial activity necessary to support regulatory approval of our products. Costs associated with phase 3 clinical trials are generally substantially greater than phase 2 clinical trials, as the number of clinical sites and patients required is much larger. There can be no assurance that we will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. We expect to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development, and clinical trial activities.

We are subject to stringent ongoing government regulation.

        Biotechnology, medical device, and pharmaceutical companies operate in a high-risk regulatory environment. The FDA, Health Canada and other health agencies can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other medical product operations, such as research and development, manufacturing, testing and safety of medical products. As a result, regulatory risk is normally higher than other industry sectors.

        We have incurred, and expect to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for our medical products in Canada, the United States and other jurisdictions. While we are not aware of any pending or threatened governmental action against us in any country, any enforcement action by regulatory authorities with respect to past, or any future, regulatory non-compliance could have a material adverse effect on our business, financial condition, and results of operations.

        To date, Celacade™ has been regulated by the FDA and Health Canada as a medical device. There can be no assurance that this regulatory status will not change in the future or that other regulatory agencies will not have input into the approval of our products. If the FDA or Health Canada decides to regulate Celacade™ as a drug or biologic, we could be obligated to conduct additional clinical trials and, in any event, the cost and time to achieve regulatory approval, if Celacade™ is approved at all, could be substantially increased.

        There can be no assurance that we will be able to achieve or maintain regulatory compliance on all or any part of our current or future products or that we will be able to timely and profitably produce our products while complying with applicable regulatory requirements. If we fail to maintain compliance, regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against us and our directors, officers and employees, or require us to make substantial changes to our manufacturing operations. Any such actions could have a material adverse effect on our business, financial condition, and results of operations.

We do not yet have the required approvals to market our product candidates, and our clinical trials may not yield results which will enable us to obtain regulatory approval.

        We have not completed the development of any products and there can be no assurance that any products will be successfully developed. None of our products have received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical or medical device product in any jurisdiction until it has completed thorough preclinical testing and clinical trials and such jurisdiction's extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications. We may never obtain the required regulatory approvals for any of our products.

        Our immune modulation therapies will require significant additional research and development efforts, including clinical trials, prior to regulatory approval and potential commercialization in the United States and elsewhere. However, there can be no assurance that the results of all required clinical trials will demonstrate that these immune modulation therapies are safe and effective or, even if the results of the clinical trials are considered successful by us, that the FDA will not require us to conduct additional large-scale clinical trials before the FDA will consider approving such therapies for commercial use. Approval or consent by the FDA or other regulatory authorities to commence a clinical trial does not indicate that the device, drug or treatment being studied can or will be approved. Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. We have not completed this process for any of our products.

        The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if we are to complete development of our products. Clinical trials for our products require that we identify and enroll a large number of patients with the illness under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrollment, or lower than anticipated event rates, in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

        There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay, or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other factors will not limit the effectiveness of our potential products. Any products resulting from our programs are not expected to be successfully developed or made commercially available in the near term and may not be successfully developed or made commercially available at all.

The science and technology underlying Celacade™ is relatively new and unproven.

        Definitive proof of the precise mechanism of action of a biological response modifier such as immune modulation therapy will require considerably more basic scientific research than we or others have accomplished to date. We have not, nor has any other company, received regulatory approval for, or successfully commercialized, an immune modulation therapy similar to Celacade™. There can be no assurance that the products we are currently developing will be approved by regulatory agencies or that further testing will yield positive results. Should one of our immune modulation therapies prove to have insufficient benefit and/or have an unsafe profile, its development will likely be discontinued.

A setback in either of our clinical trials in Celacade™ would likely cause a drop in the price of our common shares.

        We intend to rely substantially on the exploitation of Celacade™ for our future earnings. If Celacade™ does not become commercially viable for any reason, we may not achieve profitability and our common share price would likely decline.

We are reliant on our key personnel.

        The operations of our business are highly dependent upon the participation of our key personnel. The loss of the service of any one of our key personnel may materially affect the ability of our company to successfully introduce our products and to grow and expand. There is intense competition for qualified management and skilled employees and our failure to recruit, train, and retain such employees could have a material adverse effect on our business, financial condition, or results of operations.

Our intellectual property may not provide meaningful protection for our product candidates. We may infringe others' patents. Patent litigation is time consuming and expensive.

        We have filed a number of patent applications in the United States and many other countries relating to our products and processes and we have been issued patents covering certain aspects of our immune modulation therapies. Our success may depend, in part, on our ability to obtain patent protection for our products and processes. There can be no assurance that our patent applications will be issued as patents or that any of our issued patents, or any patent that may be issued in the future, will provide us with adequate protection for our products, processes, or technology. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. We also rely upon unpatented trade secrets and know-how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know-how. In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents that contain claims applicable to our products. Our competitors may attempt to circumvent our patents by means of alternative designs and processes. There can be no assurance that any of our patents, or any patents issued to us in the future, will afford meaningful protection against competitors. There can be no assurance that our patents will be held valid or enforceable by a court of competent jurisdiction. The patents of our competitors may impair our ability to do business in a particular area. We also rely in part on confidentiality agreements with our corporate collaborators, employees, consultants, and certain contractors to protect our proprietary technology. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently discovered by our competitors.

        It is possible that our products or processes will infringe, or will be found to infringe, patents not owned or controlled by us. In addition, because patent applications are often maintained in secrecy, and may take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products infringe. If any relevant claims of third-party patents that relate to our products are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign our products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to us or that we could redesign our products or processes to avoid infringement.

        Litigation may be necessary to defend against claims of infringement, to enforce patents issued to us, or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation, and an adverse result could subject us to significant liabilities to third parties, require disputed rights to be licensed, or require us to cease using such technology.

If we fail to obtain acceptable prices or adequate reimbursement for our products, our ability to successfully commercialize our products will be impaired.

        Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, medical device companies, drug companies, medical supply companies, and companies, such as ours, which plans to offer various products and treatments in the United States and other countries in the future. Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, our ability to have our products and treatments eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of our products. If, for any reason, Medicare or the insurance companies decline to provide reimbursement for our products and treatments, our ability to commercialize our products would be adversely affected. There can be no assurance that our products and treatments will be eligible for reimbursement.

        There has been a trend toward declining government and private insurance expenditures for many healthcare items. Third-party payors are increasingly challenging the price of medical products and services. If purchasers or users of our products are not able to obtain adequate reimbursement for the cost of using such products, they may forego or reduce such use. Even if our products and treatments are approved for reimbursement by Medicare and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on our business, financial condition, and results of operations.

        Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

Competition in our target markets is intense, and developments by other companies could render our product candidates obsolete.

        The industry that we compete in is not a static environment, and market share can change rapidly if competing products are introduced. There can be no assurance that we can avoid intense competition from other medical technology companies, universities, government agencies or research organizations and other technological advances, which could render our technology uneconomical or obsolete. Many of these competitors have substantially greater financial and/or other resources. Our competitors may succeed in developing technologies and products that are more effective or cheaper to use than any that we may develop. These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. In addition, there are numerous existing therapies for PAD and chronic HF and others being developed.

We rely on third parties for a variety of functions and we may enter into future collaborations. We may not receive the benefits that we expect from these arrangements.

        Our strategy for the research, development, and commercialization of our products requires entering into various arrangements with corporate collaborators, licensors, licensees, and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources such third parties will devote to these activities may not be within our control. There can be no assurance that such parties will perform their obligations as expected. There can be no assurance that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. There can be no assurance that we will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

We are subject to exposure to product liability claims.

        We face an inherent business risk of exposure to product liability and other claims in the event that the development or use of our technology or prospective products results, or is alleged to have resulted, in adverse effects. While we have taken, and will continue to take, what we believe are appropriate precautions, there can be no assurance that we will avoid significant liability exposure. Although we currently carry product liability insurance for clinical trials, there can be no assurance that we have sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. A product liability claim could have a material adverse effect on our business, financial condition, and results of operations.

We do not have commercial scale manufacturing capability, and we lack commercial manufacturing experience.

        We currently rely upon a single subcontractor for the sample management units and a single subcontractor for the treatment units on which the Celacade™ delivery system is based. The establishment of additional or replacement suppliers for certain materials, components, subassemblies, assemblies, or finished products cannot be accomplished quickly, largely due to the regulatory approval systems and the complex nature of the manufacturing processes employed by many suppliers. The failure to obtain sufficient quantities of component materials on commercially reasonable terms could have a material adverse effect on our clinical studies, business, financial condition, and results of operations.

        If we are successful in developing the markets for our immune modulation therapies, we would have to arrange for the scaled-up manufacturing of our devices. At the present time, we have not arranged for the large-scale manufacture of these medical devices. There can no assurance that we will, on a timely basis, be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. We believe our contractors will be able to manufacture our medical devices for initial commercialization if the products obtain FDA regulatory approval, but we have not yet demonstrated the capability to manufacture the medical devices in commercial quantities. Potential difficulties experienced by us in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on our business, financial condition, and results of operations.

        The manufacture of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by the FDA (and other regulatory agencies). Moreover, our products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA. For these reasons, we would not be able to replace our manufacturing capacity quickly if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities are deemed not in compliance with the FDA's requirements and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would have a material adverse effect on our business, financial condition, and results of operations.

        We expect to enter into additional arrangements with contract manufacturing companies in order to meet requirements for our products, or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services and encounter delays or difficulties in establishing relationships with manufacturers to produce, package, and distribute our finished products, then clinical trials, market introduction, and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA's requirements. Failure to do so could result in, among other things, the disruption of product supplies. Our potential dependence upon third parties for the design and/or manufacture of our products may adversely affect our profit margins and our ability to develop and deliver such products on a timely and competitive basis.

We have limited sales, marketing and distribution experience.

        We have limited experience in the sales, marketing, and distribution of pharmaceutical or medical device products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our product development efforts. If we contract with third parties for the sales and marketing of our products, our revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

Our strategic alliance with Quest Diagnostics may not be successful.

        On November 6, 2001, we entered into a strategic alliance with Quest Diagnostics regarding the establishment of an outpatient services delivery model to support the commercialization of Celacade™ in the United States on an exclusive basis. The terms of this strategic alliance have not yet been finalized. The success of the strategic alliance will depend in part on the amount of resources Quest Diagnostics invests in it. While we believe that Quest Diagnostics will have sufficient economic motivation to commit the resources necessary to make the strategic alliance successful, there can be no assurance that our strategic alliance will be successful. Should we not finalize the terms of this strategic alliance, or should the strategic alliance not ultimately be successful, our business may be adversely affected.

Two of our directors' relationships with Quest Diagnostics could create a conflict of interest.

        Certain of the directors and officers of our company are also directors and officers of other companies. One of our directors is also President, Chief Operating Officer and a director of Quest Diagnostics. Quest Diagnostics has announced that this individual will become Chief Executive Officer of Quest Diagnostics before its next annual meeting of shareholders in May 2004. In addition, our Chairman is also a director of Quest Diagnostics. Consequently, there exists the possibility for such directors and officers to be in a conflict of interest position. Any decision made by any of such directors and officers involving our company is subject to their duties and obligations to deal fairly and in good faith with our company and such other companies. In addition, each of our directors is required to declare a conflict in, and refrain from voting on, any matter in which such director may have a conflict of interest.

If our products do not gain market acceptance, we may be unable to generate significant revenues.

        Even if our products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors including: demonstration of clinical effectiveness and safety; the potential advantages of our products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. If our products do not gain market acceptance among physicians, patients and others in the medical community, our ability to generate significant revenues from our products would be limited.

We may not achieve our projected development goals in the time frames we announce and expect.

        We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our common shares could decline.

Our business involves the use of hazardous material, which requires us to comply with environmental regulations.

        Although we do not currently manufacture commercial quantities of our products, we produce limited quantities of such products for our clinical trials. Our research and development processes involve the controlled storage, use and disposal of hazardous materials and hazardous biological materials. We are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. There can be no assurance that we will not be required to incur significant costs to comply with current or future environmental laws and regulations nor that our business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations. Our insurance may not provide adequate coverage with respect to environmental matters.

Environmental regulation could have a material adverse effect on the results of our operations and our financial position.

        We are subject to a broad range of environmental regulation imposed by federal, state, provincial and local governmental authorities. Such environmental regulation relates to, among other things, the handling and storage of hazardous materials, the disposal of waste, and the discharge of contaminants into the environment. Although we believe that we are in material compliance with applicable environmental regulation, as a result of the potential existence of unknown environmental issues and frequent changes to environmental regulation and the interpretation and enforcement thereof, there can be no assurance that compliance with environmental regulation or obligations imposed thereunder will not have a material adverse effect on us in the future.

RISKS RELATED TO THIS OFFERING

Our share price is volatile.

        The market price of our common shares, like that of the securities of many other biotechnology companies in the development stage, has been and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators, or our competitors; other evidence of the safety or effectiveness of our products or those of our competitors; announcements of technological innovations or new products by us or our competitors; governmental regulatory actions; developments with our collaborators; developments (including litigation) concerning patent or other proprietary rights of our company or our competitors; concern as to the safety of our products; period-to-period fluctuations in operating results; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; and other factors not within the control of our company could have a significant adverse impact on the market price of our common shares.

We have not paid dividends.

        We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

It may be difficult to obtain and enforce judgments against the company because of its Canadian residency.

        We are governed by the laws of Canada. Most of our directors and officers, as well as some of the experts named in this prospectus, are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for shareholders to effect service of process upon us or such persons within the United States or to realize in the United States on judgments of courts of the United States predicated upon the civil liability provisions of the US federal securities laws or other laws of the United States. In addition, we have been advised by our Canadian counsel that there is doubt as to the enforceability in Canada of liabilities predicated solely upon US federal securities law against us, our directors, controlling persons and officers and the experts named in this prospectus who are not residents of the United States, in original actions or in actions for enforcements of judgments of US courts.

If there are substantial sales of our common shares, the market price of our common shares could decline.

        Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our shareholders.

        Our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from this offering in ways which our shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common shares, to influence the manner in which the net proceeds of this offering are used. At the date of this prospectus supplement, we intend to use the net proceeds from this offering to fund the research and commercial development of Celacade™, to fund our new drug development pipeline, including VP025, and for general corporate purposes. See "Use of proceeds." However, our needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

We have adopted a shareholder rights plan.

        We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See "Description of share capital."

We are likely to be classified as a "passive foreign investment company" for US income tax purposes, which could have significant and adverse tax consequences to US holders.

        We were a passive foreign investment company ("PFIC") in the 2003 taxable year and we believe there is a significant likelihood that we will be classified as a PFIC in the 2004 taxable year and possibly in subsequent years. Our classification as a PFIC could have significant and adverse tax consequences for US holders of our common shares. It may be possible for US holders to mitigate these consequences by making a so-called "qualified electing fund" election. US investors should read carefully the discussion of PFICs under the caption "Certain Income Tax Considerations — US Federal Income Tax Considerations — Passive Foreign Investment Company" in this prospectus supplement and consult their tax advisers.

FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus supplement, the accompanying prospectus and in certain documents incorporated by reference in this prospectus supplement constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

        These statements include, without limitation, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "budgets", "forecasts", "intends" or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements. Forward-looking statements, particularly those concerning anticipated events relating to the development, the clinical trials, regulatory approval and marketing of our products and the timing or magnitude of those events, are inherently risky and uncertain. The factors discussed below and other considerations discussed in the "Risk factors" section of this prospectus supplement and the accompanying prospectus could cause our actual results to differ significantly from those contained in any forward-looking statements.

        Specifically, this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the prospectus supplement or the accompanying prospectus contain forward-looking statements regarding:

  •
  our plan to continue development of our immune modulation therapies for the treatment of chronic HF and PAD;

  •
  our plan to further investigate the impact of VP025 on several models of neuro-inflammatory disease;

  •
  our intentions to complete site enrollment and advance patient recruitment in our phase 3 chronic HF clinical trial and phase 3 PAD clinical trial;

  •
  our intention to seek regulatory approvals in the United States and Canada for our products; and

  •
  our intention to seek corporate alliances to jointly develop and commercialize our immune modulation therapies.

        Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

  •
  difficulties or delays we may experience in the conduct of clinical trials for chronic HF and PAD;

  •
  difficulties or delays we may experience in our further investigation of the impact of VP025 on several models of neuro-inflammatory disease;

  •
  the inability to obtain regulatory approvals for our products;

  •
  difficulties we may experience in completing the development of, and commercializing, our immune modulation therapies to address the treatment of chronic HF and PAD;

  •
  acceptance and demand for our products;

  •
  difficulties we may experience in identifying and successfully collaborating with appropriate corporate alliances; and

  •
  the need for additional capital and the effect of capital market conditions and other factors on capital availability.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus supplement to conform forward-looking statements to actual results.

EXCHANGE RATE INFORMATION

        The following table sets forth: (i) the noon exchange rates for one Canadian dollar, expressed in US dollars, in effect at the end of the periods indicated, as quoted by the Bank of Canada; (ii) the high and low noon exchange rates during such periods as quoted by the Bank of Canada; and (iii) the average noon exchange rates for such periods.

	Year ended November 30,
	2003	2002	2001	2000
Period End	0.7708	0.6388	0.6362	0.6512
High	0.7708	0.6618	0.6695	0.6973
Low	0.6331	0.6199	0.6242	0.6413
Average	0.7089	0.6365	0.6478	0.6750

        The average exchange rate is calculated based on the last business day of each month for the applicable period. On February 26, 2004, the noon exchange rate for one Canadian dollar, expressed in US dollars, as quoted by the Bank of Canada, was US$0.7445. Unless otherwise indicated, all US dollar amounts referred to in this prospectus supplement which have been converted into US dollars from Canadian dollars have been so converted using the noon exchange rate on February 26, 2004, expressed in US dollars for C$1.00, as quoted by the Bank of Canada, being US$0.7445.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the common shares we are offering will be approximately C$61,934,400 (US$46,138,000) at a public offering price of US$5.90 or C$7.92 per share, after deducting the underwriting fees and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately C$71,426,520 (US$53,209,150). We currently intend to use the net proceeds of the offering as follows:

  •
  to fund the research and commercial development of Celacade™;

  •
  to fund our new drug development pipeline, including VP025; and

  •
  for general corporate purposes.

        The amounts actually expended for the purposes described above may vary significantly depending on, among other things, the progress of our research and development programs, regulatory filings and approvals, technological advances, activities in anticipation of the commercialization of our products, the terms of any collaborative or in-licensing arrangements and the status of competitive products.

CAPITALIZATION

        The following table presents our capitalization at November 30, 2003.

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the receipt by us of the estimated net proceeds of this offering of C$61,934,400 (US$46,138,000) at a public offering price of US$5.90 or C$7.92 per share, after deducting the underwriting fees and commissions and the estimated offering expenses payable by us.

        For your convenience, we have converted certain Canadian dollar amounts at November 30, 2003 into US dollars at the rate of US$0.7708 per C$1.00 (the noon exchange rate quoted by the Bank of Canada on November 28, 2003, the business day preceding November 30, 2003, which was not a business day). You should not view such currency conversions as a representation that such Canadian dollar amounts actually represent such US dollar amounts or could be or could have been converted into US dollars at the rates indicated or at any other rate.

	At November 30, 2003
	Actual US$	As Adjusted US$(1)	Actual C$	As Adjusted C$(1)
	(unaudited)	(unaudited)	(audited)	(audited)
	(in thousands)
Cash, cash equivalents and marketable securities	$46,314	92,452	$60,085	119,942

Shareholders' equity:
Common shares:
Authorized — unlimited number; issued and outstanding 62,022,306 (as adjusted 70,522,306)	133,641	179,779	173,380	233,237
Warrants and stock options	1,696	1,696	2,200	2,200
Deficit accumulated during development stage	(87,189)	(87,189)	(113,115)	(113,115)

Total capitalization	$48,148	94,286	$62,465	122,322

(1)
For the purposes of the adjustment, we have assumed that the net proceeds from the offering will be received in US dollars and we have converted such proceeds using the noon exchange rate on November 28, 2003 (the business day preceding November 30, 2003, which was not a business day) for one Canadian dollar, expressed in US dollars, as quoted by the Bank of Canada, being US$0.7708.

        The information presented in the table does not include:

  •
  up to 1,275,000 common shares that may be issued if the underwriters exercise their over-allotment option described under "Underwriting";

  •
  3,244,990 common shares issuable upon the exercise of outstanding options granted under our stock option plans as of November 30, 2003 with a weighted average exercise price of C$5.00 per share;

  •
  985,237 common shares issuable upon the exercise of the warrants outstanding as of November 30, 2003. Of these warrants 360,000 are exercisable at a price of US$4.69 per share and 625,237 are exercisable at a price of C$12.73 per share; and

  •
  up to 1,496,366 additional common shares reserved for issuance under our stock option plans as of November 30, 2003.

PRICE RANGE AND TRADING VOLUMES OF OUR COMMON SHARES

        Our common shares are quoted for trading on Nasdaq and listed on the TSX. Prior to December 17, 2003, our common shares were listed on the AMEX. The following table sets forth, for the periods indicated, the reported high and low closing prices and the aggregate volume of trading for our common shares on the AMEX prior to December 17, 2003 and on Nasdaq on and after December 17, 2003, and on the TSX. The last reported sale price of our common shares on February 26, 2004 on Nasdaq was US$6.19 and on the TSX was C$8.30.

	AMEX/Nasdaq					TSX
Period
	High		Low		Volume	High		Low		Volume
Calendar 2002:
1st Quarter	US$	4.95	US$	3.38	2,086,800	C$	7.85	C$	5.42	8,676,300
2nd Quarter		3.95		2.50	1,453,200		6.34		3.76	4,843,320
3rd Quarter		2.68		1.60	982,900		4.11		2.52	3,364,360
4th Quarter		2.67		1.70	1,189,100		4.23		2.68	3,771,950
Calendar 2003:
1st Quarter	US$	3.00	US$	2.23	1,736,200	C$	4.42	C$	3.51	3,170,530
2nd Quarter		5.51		2.72	4,879,400		7.43		3.95	8,434,390
3rd Quarter		6.29		4.25	6,808,300		8.51		5.92	5,817,050
4th Quarter		7.49		5.20	7,456,690		9.75		6.75	8,073,760
Calendar 2004:
First Quarter to February 26	US$	7.70	US$	5.85	7,357,539	C$	9.86	C$	7.75	6,408,456

OFFICERS AND DIRECTORS

        The following table sets forth the name and position with our company of each of our officers and directors.

Name	Position with our company
William R. Grant(1)	Chairman of the board of directors of Galen Associates, Chairman of our board of directors
David G. Elsley, MBA	President and Chief Executive Officer
Anthony E. Bolton, PhD, DSc, FRCPath	Chief Scientist
Susan F. Langlois	Vice-President, Regulatory and Clinical Affairs
Bernard Lim, C.Eng, MIEE	Vice-President, Technology
Michael J. Martin	Vice-President, Marketing and Business Development
Dr. Eldon R. Smith, MD, FRCP(C), FACC, FIACS	Vice-President, Scientific Affairs
Christopher J. Waddick, MBA, CMA	Executive Vice-President and Chief Financial Officer, Corporate Secretary
André Bérard(1)	Director
Terrance H. Gregg(2)	Director
Benoit La Salle, CA(1)	Director
Surya N. Mohapatra, PhD(2)	Director
John C. Villforth(2)	Director

(1)
Member of the audit committee of the board of directors.

(2)
Member of the compensation and corporate governance committee of the board of directors.

(3)
Quest Diagnostics has announced that Mr. Surya N. Mohapatra will become its Chief Executive Officer before its next annual meeting of shareholders in May 2004.

        The following are brief biographies of our officers and directors:

William R. Grant, Chairman

        Mr. Grant joined our board of directors in 1998 and became Chairman in March 2001. He is Chairman and Co-founder of Galen Associates, a New York-based private equity firm that focuses exclusively on the healthcare industry. Mr. Grant has more than 40 years' experience in the investment banking and healthcare fields. During his 25 years with Smith Barney, Mr. Grant was elected President, and then Vice Chairman, and participated in the financing of many healthcare companies, including G.D. Searle (Monsanto), A.H. Robins (American Home Products), Marion Laboratories (Aventis), American Hospital Supply (Baxter), and SmithKline Beecham (GlaxoSmithKline). Mr. Grant then joined MacKay-Shields Financial Corporation as President and was later elected Chairman of the Board. He is a former director and Vice Chairman of SmithKline Beecham and currently serves on the boards of Advanced Medical Optics Inc., Massey Energy Company, Ocular Sciences Inc., and Quest Diagnostics Incorporated. He is a Trustee Emeritus of the Mary Flagler Cary Charitable Trust and a member of the General Electric Equity Advisory Board.

David G. Elsley, MBA, President & Chief Executive Officer

        Mr. Elsley joined our company in 1991 as President and became Chief Executive Officer in 1995. Previously, Mr. Elsley held marketing and management positions with Seiko Epson Corporation and the

Hudson's Bay Company of Canada. Mr. Elsley holds a Master of Business Administration from the Richard Ivey School of Business, Univerity of Western Ontario.

Anthony E. Bolton, PhD, DSc, FRCPath, Chief Scientist

        Dr. Bolton joined our company in 1992. He graduated from the University of London, England, and was awarded a PhD from the University of Reading. He was elected to fellowship of the Royal College of Pathologists on the basis of his research in immunology. From 1985 to 1992, he was Head and Professor of Biomedical Sciences at Sheffield Hallam University, England. He is the author of over 110 scientific publications in many areas, including biochemistry, immunology, and platelet function, and is named inventor on a number of our patents. In 1990, he was awarded the degree of Doctor of Science by the University of Reading for his contributions to the development of immunological techniques and their applications.

Susan F. Langlois, Vice-President, Regulatory & Clinical Affairs

        Ms. Langlois joined our company in 1998. She previously held the position of Vice President, Regulatory and Clinical Affairs, at Hemosol Inc. From 1972 to 1992, Ms. Langlois was with Connaught Laboratories Limited, with the last five years spent as Director, Regulatory Affairs and Responsible Head. She is a former chairperson of the Health Sector Committee, Industrial Biotechnology Association of Canada, and a member of the Regulatory Affairs Professional Society.

Bernard Lim, C.Eng, MIEE, Vice President, Technology

        Mr. Lim has served as Vice-President, Technology since 2001. He founded and served as Managing Director of WELMED (IVAC), a high technology medical devices company specializing in intravenous drug delivery systems. Mr. Lim also founded and most recently served as Managing Consultant of Belle Consulting, a medical devices consultancy specializing in strategic aspects of R&D and operations. Prior to WELMED (IVAC), he headed Manufacturing Operations for Tektronix, a Class A MRP & JIT site in England, and, before that, served as Head of New Product Development for Vickers Medical, a medical devices company in neonatology. Mr. Lim holds a degree in Electrical and Electronics Engineering from the University of Coventry, England, and is a Chartered Engineer. He is a member of the British Standards Committee responsible for the IEC standardization of intravenous therapy medical devices.

Michael J. Martin, Vice President, Marketing & Business Development

        Mr. Martin joined our company in 2001 and has over 15 years' experience in the development, launch, and marketing of a number of novel immunological agents for the treatment of cancer, cardiovascular disease, and autoimmune disease. He previously held the position of Global Business Director, Immunology and Oncology, for BASF Pharma (Knoll Pharmaceuticals). Mr. Martin was responsible for BASF Pharma's worldwide immunology and oncology business, and directed the marketing aspects of multiple products in all phases of clinical development. In this role, he developed global operating plans and strategies for commercialization, business development and partnering, market research, health economics, reimbursement, and sales force implementation. Prior to joining BASF, Mr. Martin held senior sales and marketing positions at Hoffmann-La Roche, including Product Director, Cardiovascular Marketing.

Eldon R. Smith, MD, FRCP(C), FACC, FIACS Vice President, Scientific Affairs

        Dr. Smith has served as Vice President, Scientific Affairs since 1998. He is a Professor at the University of Calgary, Alberta, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology. He is recognized as a distinguished clinician and research scientist who has made major contributions to the Canadian cardiology and medical communities. He has served as President of the Canadian Cardiovascular Society, Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada, and President of the Association of Canadian Medical Colleges. Dr. Smith currently serves as Editor-in-Chief of The Canadian Journal of Cardiology and is a member of a number of boards, including the Alberta Heritage Foundation for Medical Research, Health Professions Advisory Board, and Lougheed Medical Research Foundation. He is a

graduate of Dalhousie University Medical School and completed cardiology and research training at the National Heart Institute, London, U.K., and the National Institutes of Health, Bethesda, Maryland. He has published more than 250 peer reviewed papers, book chapters, and invited contributions. Dr. Smith also serves on the boards of BioMax Technologies Inc., Canadian Natural Resources Limited, and Pheromone Sciences Corp. Dr. Smith joined our board of directors in 1998.

Christopher J. Waddick, MBA, CMA, Executive Vice President & Chief Financial Officer

        Mr. Waddick joined our company in 1997 and has over fifteen years experience in various financial roles. Prior to joining us, he was responsible for financial planning at Union Gas, a leading North American energy services provider. He holds an honors business degree from Wilfrid Laurier University and is a Certified Management Accountant. Mr. Waddick obtained his Master of Business Administration from York University in Toronto.

André Bérard

        Mr. Bérard has spent over four decades with the National Bank of Canada. Formerly Chief Executive Officer, he now serves as Chairman of the Board. Mr. Bérard also serves on a number of other boards, including Banque Sardar France, BCE Inc., Groupe BMTC Inc., Groupe Saputo Inc., Kruger Inc., Noranda Inc., Société financière Bourgie Inc., Le Groupe Canam Manac Inc., and TransForce Income Fund. He is a member of the Advisory Committee to the Prime Minister on the Business/Government Executive Exchange Program and is a member of the Policy Committee of the Business Council on National Issues, the Conseil des gouverneurs associés of the Université de Montréal, the Jeune Chambre de commerce de Montréal, and the Chambre de commerce du Québec. Mr. Bérard has received two honorary doctorates from leading Canadian universities, and he is an Officer of the Order of Canada, an Officer of the Ordre national du Québec, and has received the Ordre de Saint-Jean. Mr. Bérard joined our board of directors in 2000.

Terrance H. Gregg

        Mr. Gregg recently retired as President of Medtronic MiniMed, a world leader in diabetes management systems. Mr. Gregg was instrumental in Medtronic's US$3.4 billion acquisition of MiniMed, Inc. in 2001. Mr. Gregg became President and Chief Operating Officer of MiniMed in 1996. He also served in executive positions with Smith & Nephew plc., a diversified healthcare product company, and Allergan, Inc., a leading ophthalmic device and pharmaceutical company. Mr. Gregg serves on the boards of Amylin Pharmaceuticals Inc. and Ocular Sciences Inc. Mr. Gregg joined our board of directors in 1999.

Benoit La Salle, CA

        Mr. La Salle is a chartered accountant and is a member of the Quebec Order of Chartered Accountants, the Canadian Institute of Chartered Accountants, and the Order of Chartered Administrators of Quebec. He holds a Commerce degree from McGill University and a Master of Business Administration from IMEDE, Switzerland. In 1980, he founded Grou La Salle & Associés, Chartered Accountants. Mr. La Salle is currently President and Chief Executive Officer of SEMAFO Inc. and serves on the boards of many public companies, including AFCAN Mining Corporation, BioCapital, LMS Medical Systems Limited, Pebercan Inc., Pheromone Sciences Corp., and ART Research Technologies. Mr. La Salle joined our board of directors in 1997.

Surya N. Mohapatra, PhD

        Dr. Mohapatra was appointed President and Chief Operating Officer of Quest Diagnostics in June 1999. Dr. Mohapatra has 25 years of broad experience in the healthcare industry, including cardiovascular research, design, manufacturing and marketing diagnostic imaging equipment and managing diagnostic testing. Prior to joining Quest Diagnostics in February 1999, he was Senior Vice President and a member of the Executive Committee of Picker International, a worldwide leader in the design, manufacturing, and marketing of advanced medical imaging technologies, such as CT, MRI, Nuclear Medicine, X-Ray, PACS, and Image-Guided Surgery. He received a doctorate in medical physics from the University of London. He is an honorary member of The Royal College of Surgeons of England and is the author of several publications and patents. Dr. Mohapatra serves on the board of directors of Quest Diagnostics and joined our board of directors in 2002. Quest Diagnostics has announced that Dr. Mohapatra will become its Chief Executive Officer before its next annual meeting of shareholders in May 2004.

John C. Villforth

        Rear Admiral Villforth is past-President and Executive Director of The Food and Drug Law Institute, a non-profit organization whose mission is to increase knowledge about the laws and regulations pertaining to foods, drugs, cosmetics, medical devices, and biological products. He was a Commissioned Officer in the US Public Health Service in the Department of Health and Human Services for 29 years, the last 19 years of which he was assigned to the Food and Drug Administration (FDA) where he served as Director, Center for Devices and Radiological Health. He retired from the Public Health Service in 1990 with the rank of Assistant Surgeon General (Rear Admiral). In 2002, he was appointed Chairman of the Board of the FDA Alumni Association. Rear Admiral Villforth has served on the boards of MiniMed Inc., a world leader in diabetes management systems, Target Therapeutics, Inc., a medical device company subsequently acquired by Boston Scientific Corporation, and BRI International, a contract research organization for the biotechnology, pharmaceutical, and medical devices industries, subsequently acquired by Quintiles Transnational Corp. He currently serves of the board of EduNeering Inc. Rear Admiral Villforth joined our board of directors in 2001.

COMMITTEES OF OUR BOARD OF DIRECTORS

Audit Committee

        The audit committee monitors our financial activities, policies, and internal control procedures. The audit committee has adopted a charter covering the requirements of the TSX guidelines. This charter can be viewed on our website. Under the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one "audit committee financial expert". Benoit La Salle, a member of the audit committee, qualifies as a financial expert under such legislation. In addition, the other members of the audit committee are considered financially literate.

Compensation and Corporate Governance Committee

        The compensation and corporate governance committee reviews our compensation strategy and policies, including the performance and compensation of our Chief Executive Officer and senior executives. This committee also reviews our approach to succession planning and governance issues, which includes a periodic review of our corporate governance policies with reference to the TSX guidelines and the Sarbanes-Oxley Act of 2002.

SCIENTIFIC ADVISORY BOARD

        The following table sets forth the name and principal occupation of each of the members of our Scientific Advisory Board.

Name	Principal Occupation
Robert Roberts, MD, FRCP(C), FACC, Chairman	Chief of Cardiology, Don W. Chapman Professor of Medicine, and Professor of Molecular Physiology and Biophysics at Baylor College of Medicine in Houston, Texas,
Stanley H. Appel, MD
Professor and Chairman of the Department of Neurology, Director of the Vicki Appel MDA/ALS Clinic, and past-Director of the Alzheimer's disease Research Center at Baylor College of Medicine in Houston, Texas.
Valentin Fuster, MD, PhD
Director of The Zena and Michael A. Wiener Cardiovascular Institute and The Marie-Josée and Henry R. Kravis Center for Cardiovascular Health at the Mount Sinai School of Medicine in New York, where he is also the Richard Gorlin, MD/Heart Research Foundation Professor of Cardiology.
Richard G. Margolese, MD, FRCS(C)	Herbert Black Professor of Surgical Oncology at McGill University and the Director of the Department of Oncology at Sir Mortimer B. Davis — Jewish General Hospital in Montreal.
Richard G. Miller, PhD, FRSC	Professor and past-Chairman of the Department of Medical Biophysics and Professor and founding Chairman (1984 to 1990) of the Department of Immunology at the University of Toronto.
Milton Packer, MD
Dickinson W. Richards Jr. Professor of Medicine, Professor of Pharmacology, and Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons, and Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center in New York City.
Fred S. Rosen, MD	President of the CBR Institute for Biomedical Research in Boston, Massachusetts, and James L. Gamble Professor of Pediatrics at Harvard Medical School.
David Wofsy, MD
Professor of Medicine and Microbiology/Immunology, Director of the Clinical Trials Center, and George A. Zimmerman Distinguished Professor at the University of California, San Francisco. He also serves as Chief of Rheumatology at the San Francisco Veterans Affairs Medical Center.

        The following are brief biographies of our Scientific Advisory Board members:

Robert Roberts, MD, FRCP(C), FACC, Chairman

        Dr. Roberts is Chief of Cardiology, Don W. Chapman Professor of Medicine, and Professor of Molecular Physiology and Biophysics at Baylor College of Medicine in Houston, Texas, one of the world's leading centers for cardiovascular care, research, and education. Dr. Roberts is an active clinician and researcher recognized for his groundbreaking research on cardiac creatine kinase (CK-MB), a key diagnostic marker for cardiac injury, as well as for his original contributions to the molecular biology and genetics of heart disease. He and his research team are credited with uncovering the genetic basis for several inherited cardiac disorders. He is the author of more than 600 scientific publications and sits on several key editorial boards. Dr. Roberts has received many honors and awards, including the prestigious American College of Cardiology's 1998 Distinguished Scientist Award. In addition to his contributions to basic research, Dr. Roberts is also well recognized for his role as a principal investigator in several pivotal clinical trials related to the introduction of new therapies for heart disease.

Stanley H. Appel, MD

        Dr. Appel is Professor and Chairman of the Department of Neurology, Director of the Vicki Appel MDA/ALS Clinic, and past-Director of the Alzheimer's disease Research Center at Baylor College of Medicine in Houston, Texas. He also serves as the Director of the Jerry Lewis Neuromuscular Research Center. Dr. Appel is a leading expert on degenerative neurological diseases, such as Parkinson's, Alzheimer's, and amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig's disease. Specifically, Dr. Appel focuses on the importance of neurotrophic factors and immune mechanisms, including the role of inflammatory cytokines in these diseases. He has served as an Advisory Board member of the Alzheimer's Disease and Related Disorders Association and as a Council member of the American Society of Neurochemistry. For ten years, he acted as Editor-in-Chief for the journal Current Neurology. Dr. Appel received his medical degree from Columbia College of Physicians and Surgeons and has over 300 scientific publications to his credit.

Valentin Fuster, MD, PhD

        Dr. Fuster is the Director of The Zena and Michael A. Wiener Cardiovascular Institute and The Marie-Josée and Henry R. Kravis Center for Cardiovascular Health at the Mount Sinai School of Medicine in New York, where he is also the Richard Gorlin, MD/Heart Research Foundation Professor of Cardiology. Dr. Fuster is recognized as a leading expert in coronary disease, atherosclerosis, and thrombosis research and has published over 400 articles on these subjects. He is also the Lead Editor of "The Heart," a major textbook on cardiology. Dr. Fuster is past-President of the American Heart Association, a member of the National Heart, Lung, and Blood Institute Advisory Council, and Chairman of the Fellowship Training Directors Program of the American College of Cardiology. Dr. Fuster has received the Andreas Gruntzig Scientific Award of the European Society of Cardiology, as well as many awards from both the American College of Cardiology and the American Heart Association. He is the recipient of nine honorary degrees from distinguished universities throughout the world, and received the Principe de Asturias Award of Science and Technology, the highest award to Spanish-speaking scientists from the son of the King and Queen of Spain. Recently, Dr. Fuster was elected as a member of the Institute of Medicine of the National Academy of Sciences, and was appointed President-Elect of the World Heart Federation. Dr. Fuster recently received the "Gold Heart Award," the American Heart Association's highest award.

Richard G. Margolese, MD, FRCS(C)

        Dr. Margolese is the Herbert Black Professor of Surgical Oncology at McGill University and the Director of the Department of Oncology at Sir Mortimer B. Davis — Jewish General Hospital in Montreal. Internationally recognized for his leadership in both cancer research and treatment, he is the author of numerous important scientific publications and has served on the review and editorial boards of most major oncology journals. Dr. Margolese has served as Chairman of the Treatment Committee of the Breast Cancer Task Force at the National Cancer Institute (U.S.A.), and he is the Chairman of the Surgical Committee at

the National Surgical Adjuvant Breast Project, a position he has held for the past 20 years. He has served as President of the National Cancer Institute of Canada, as Chairman of Cancer 2000, a Federal and Provincial Task Force on Cancer Control, and as Chairman of the Management Committee of the Canadian Breast Cancer Research Initiative. Dr. Margolese is the recipient of numerous awards, including the Order of Canada and the R.M. Taylor medal of the Canadian Cancer Society.

Richard G. Miller, PhD, FRSC

        Dr. Miller is Professor and past-Chairman of the Department of Medical Biophysics and Professor and founding Chairman (1984 to 1990) of the Department of Immunology at the University of Toronto. He is a past-President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada. As an internationally recognized scientist and leader in the field of immunology, he has received many honors, including bieng invited as a visiting scientist to many of the world's leading immunology centers. He is the author of over 150 publications and numerous book chapters and has been a member of the editorial board of several key scientific journals in the areas of immunology and cancer. Dr. Miller is a gold medal graduate in Physics from the University of Alberta and was awarded his PhD at the California Institute of Technology.

Milton Packer, MD

        Dr. Packer is Dickinson W. Richards Jr. Professor of Medicine, Professor of Pharmacology, and Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons, and Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center in New York City. One of the leading experts in the pathophysiology and treatment of heart failure. Dr. Packer has made significant contributions to heart failure research and has been instrumental in the introduction of a number of new treatments. The author of more than 200 papers, he has won numerous honors for teaching and has lectured around the world, including a number of prestigious named lectureships, on the treatment of heart failure. He has served, or currently serves, on the editorial boards of many major medical journals, including Circulation and Journal of the American College of Cardiology. He has also been elected to a number of societies, including the American Society for Clinical Investigation. He is currently on the executive committees of both the American Heart Association and the American College of Cardiology and is past-President of the Heart Failure Society of America. Dr. Packer is a primary consultant to the National Institutes of Health and the Food and Drug Administration on the management of heart failure and on matters related to cardiovascular research and drug development and health care policy.

Fred S. Rosen, MD

        Dr. Rosen is President of the CBR Institute for Biomedical Research in Boston, Massachusetts, and James L. Gamble Professor of Pediatrics at Harvard Medical School. He is internationally recognized for his groundbreaking research into the functioning of the immune system and the causes of immune deficiency diseases. Dr. Rosen's extensive scientific leadership in immunology has led to fundamental insights into the mechanisms by which immune responses are initiated. His work has been widely published in premier scientific journals, such as Science, Nature, and The New England Journal of Medicine, where his immunology review articles are considered classics. Dr. Rosen has been elected as an honorary member to scientific societies in many countries. He is a Membre d'Honneur for Life of the French Society of Immunology and is the recipient of numerous honorary designations, including Distinguished Visiting Scholar at Christ's College, Cambridge University, England. He is also active in several scientific societies and is past-Chairman of the Scientific Advisory Committee of the Clinical Research Center, Children's Hospital, Boston, and the World Health Organization's Expert Scientific Committee on Primary Immunodeficiency.

David Wofsy, MD

        Dr. Wofsy is Professor of Medicine and Microbiology/Immunology, Director of the Clinical Trials Center, and George A. Zimmerman Distinguished Professor at the University of California, San Francisco. He also serves as Chief of Rheumatology at the San Francisco Veterans Affairs Medical Center. Dr. Wofsy is a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases. Based on extensive research, he has developed novel approaches to the use of immune modulation therapies in the treatment of this very common group of diseases. Much of Dr. Wofsy's research has been on systemic lupus erythematosus (SLE), an autoimmune disease, where he was the first to demonstrate the key pathological role of CD4+T cells in a standard animal model of this disease. His most recent research has extended to additional novel methods for blocking T cell activation. These approaches are currently in clinical trials. He is the author of numerous key publications and book chapters and serves on the editorial and advisory boards of several major immunology journals. He has received many distinguished awards and his visiting professorships include Harvard University and the National Institutes of Health.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, to our knowledge, information regarding holdings of our common shares at February 26, 2004, and as adjusted to give effect to the sale of the common shares offered hereby, by (i) our directors and executive officers individually, (ii) our directors and executive officers as a group and (iii) persons beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of our common shares.

        Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission (the "SEC"). These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares issuable upon the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days from February 26, 2004. Common shares subject to options or warrants currently exercisable or exercisable within 60 days from February 26, 2004 are deemed outstanding for computing the percentage of the person holding these options but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all common shares shown as beneficially owned by them, subject to applicable community of property laws.

		Percentage of Common Shares(1)
Name of Shareholder	Number of Common Shares Beneficially Owned(1)	Actual	As Adjusted
William R. Grant(2)	562,878	*	*
David G. Elsley	308,077	*	*
Anthony E. Bolton	375,545	*	*
Susan F. Langlois	54,637	*	*
Bernard Lim	74,610	*	*
Michael J. Martin	76,009	*	*
Dr. Eldon R. Smith	172,376	*	*
Christopher J. Waddick	299,449	*	*
André Bérard	45,000	*	*
Terrance H. Gregg	76,000	*	*
Benoit La Salle	71,150	*	*
Dr. Surya N. Mohapatra(2)	10,000	*	*
John C. Villforth	17,000	*	*
Directors and executive officers as a group	2,142,731	3.4%	3.0%

*
Less than 1%

(1)
Actual percentage of common shares is based on 62,301,968 common shares outstanding at February 26, 2004, and as adjusted percentage of common shares is based on 70,801,968 common shares outstanding immediately following this offering. Excludes (i) up to 1,275,000 common shares that may be issued if the underwriters exercise their over-allotment option described under "Underwriting"; (ii) 985,237 common shares issuable upon the exercise of warrants outstanding at February 26, 2004, of which 360,000 are exercisable at a price of US$4.69 per share and 625,237 are exercisable at a price of C$12.73 per share; (iii) 3,299,128 common shares issuable upon the expiration of outstanding options granted under our stock option plans which have a weighted average exercise price of C$5.71 per common share; and (iv) up to 1,162,566 additional common shares reserved for issuance at February 26, 2004 under our stock option plans.

(2)
William R. Grant is a director of and Dr. Surya Mohapatra is the President and Chief Operating Officer of Quest Diagnostics. Quest Diagnostics owns 3,056,783 of our common shares representing approximately 4.9% of our issued and outstanding common shares without giving effect to the issue of any common shares pursuant to this offering. We understand that neither Mr. Grant nor Dr. Mohapatra has any beneficial interest in any of the common shares owned by Quest Diagnostics.

DESCRIPTION OF SHARE CAPITAL

        Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value. Before giving effect to this offering (and excluding the exercise of the outstanding warrants and of the options issued under and outside of our stock option plan), 62,301,968 common shares are issued and outstanding.

        Common Shares.    Each common share entitles the holder thereof to one vote at any meeting of the shareholders of the company, except meetings at which only holders of a specified class of shares are entitled to vote. The common shares are entitled to receive, as and when declared by our board of directors, dividends in such amounts as shall be determined by our board of directors. The holders of common shares have the right to receive the remaining property of the company in the event of liquidation, dissolution or winding-up of the company, whether voluntary or involuntary.

        Warrants.    At February 26, 2004 warrants to purchase 985,237 common shares were outstanding. The warrants are held by Needham & Company, Inc. and Quest Diagnostics. Of these warrants, 360,000 are exercisable at a price of US$4.69 per share and expire on July 2, 2006, and 625,237 are exercisable at a price of C$12.73 per share and expire on November 6, 2006.

        Options.    At February 26, 2004 there were 3,299,128 common shares issuable upon the exercise of outstanding options granted under our stock option plans which have a weighted average exercise price of C$5.71 per common share and up to 1,162,566 additional common shares were reserved for issuance under our stock option plans.

        Shareholder Rights Plan.    We adopted, effective November 22, 2000, a shareholder rights plan. Unless otherwise extended with the approval of our shareholders, the rights plan and the rights issued thereunder will expire at the close of our annual meeting of shareholders to be held in 2006, unless the rights are terminated, redeemed, or exchanged earlier by our board of directors.

RELATED PARTY TRANSACTIONS AND
INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

STRATEGIC ALLIANCE WITH QUEST DIAGNOSTICS IN THE UNITED STATES

        We have a strategic alliance with Quest Diagnostics regarding the establishment of an outpatient services delivery model to support the commercialization of Celacade™ in the United States on an exclusive basis. The terms of our strategic alliance with Quest Diagnostics are to be finalized prior to our filing for FDA approval for Celacade™. We have retained all sales and marketing rights to our products in the United States and expect to enter into additional alliances or licensing arrangements for the United States market to support activities such as medical education, promotion and physician detailing. We also intend to establish further alliances, to support marketing and sales of our products and outpatient delivery of Celacade™, in the rest of the world.

        It is contemplated that in order for Quest Diagnostics to retain its rights to commercialize our products in the United States, it will be required to make milestone payments to us associated with the FDA approvals process for each of the first three disease indications for Celacade™. We expect to share in future revenues generated from the sale of Celacade™ procedures with Quest Diagnostics on terms to be determined. In connection with this strategic alliance, Quest Diagnostics made an equity investment in our common shares of US$7.5 million at a price of C$8.49 per share, resulting in the issuance of 1,406,783 common shares. Quest Diagnostics also received warrants to acquire 625,237 common shares at an exercise price of C$12.73 per share. These warrants are exercisable on or before November 6, 2006.

        Quest Diagnostics currently owns 3,056,783 or approximately 4.9% of our common shares, without giving effect to the issue of any common shares pursuant to this offering.

CLINICAL TRIAL SERVICES AGREEMENTS WITH QUEST DIAGNOSTICS

        Vasogen Ireland Limited has entered into clinical trial services agreements with Quest Diagnostics to provide central laboratory testing and related services in connection with the ACCLAIM and SIMPADICO clinical trials. The agreements are on terms customary for agreements of this nature.

UNDERWRITING

        We are offering our common shares described in this prospectus supplement through the underwriters named below. Needham & Company, Inc. and RBC Dominion Securities Inc. are the representatives of the underwriters. We have entered into an underwriting agreement dated February 26, 2004 with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of common shares listed next to its name in the following table at a price of C$7.92 (US$5.90) cash as determined by negotiation between us and the underwriters:

Underwriters	Number of shares
Needham & Company, Inc.	3,315,000
RBC Dominion Securities Inc.	3,315,000
A.G. Edwards & Sons, Inc.	1,657,500
Gilford Securities Incorporated	212,500

Total	8,500,000

        The obligations of the underwriters under the underwriting agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events.

        The underwriters are, however, obligated to take up and pay for all of the common shares, if any of the common shares are purchased under the agreement. However, the underwriters are not required to take or pay for the common shares covered by the underwriters' over-allotment option described below.

        Our common shares are offered subject to a number of conditions, including:

  •
  receipt and acceptance of our common shares by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically, subject to applicable law.

        The offering is being made concurrently in the United States and all of the provinces and territories of Canada pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. Our common shares will be offered in the United States and Canada through the underwriters either directly or through their respective United States or Canadian dealer affiliates or agents, as applicable. Subject to applicable law, the underwriters may offer our common shares outside of the United States and Canada. Sales made outside the United States and Canada may be made by affiliates of the underwriters.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under applicable securities legislation. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make in respect of these liabilities.

Over-Allotment Option

        We have granted the underwriters an option to buy up to an aggregate of 1,275,000 additional common shares from us. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering or to effect transactions, which stabilize the price of the common shares. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional common shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

        Common shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any common shares sold by the underwriters to securities dealers may be sold at a discount of up to C$0.2851 (US$0.2124) per common share from the public offering price. Any of these securities dealers may resell any common shares purchased from the underwriters to other brokers or dealers at a discount of up to C$0.1342 (US$0.10) per common share from the public offering price. If all the common shares are not sold at the public offering price after the underwriters have made a reasonable effort to sell all of the common shares at the initial public offering price, the representatives may change the offering price and the other selling terms to an amount not greater than the initial offering price disclosed in this prospectus supplement and the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the common shares is less than the gross proceeds paid by the underwriters to us.

        The following table shows the per common share, and total, underwriting fees and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,275,000 common shares.

	No exercise	Full exercise
Per common share	C$0.4752	C$0.4752
Total	C$4,039,200	C$4,645,080

        We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately C$1,346,400 (US$1,003,000).

No Sales of Similar Securities

        We, our executive officers and directors and Quest Diagnostics have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written consent of the representatives, subject to permitted exceptions, offer, sell, contract to sell, hedge or otherwise dispose of or hedge, directly or indirectly, any of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, the representatives may in their sole discretion, release all or some of the securities from these lock-up agreements.

Nasdaq and TSX

        Our common shares are quoted on Nasdaq under the symbol "VSGN" and listed on the TSX under the symbol "VAS". We have applied to have the common shares being sold pursuant to this prospectus supplement quoted on Nasdaq and listed on the TSX. Quotation on Nasdaq and listing on the TSX will be subject to us fulfilling all the conditions of Nasdaq and the TSX.

Price Stabilization, Short Positions

        In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  purchases to cover positions created by short sales;

  •
  imposition of penalty bids; or

  •
  syndicate covering transactions.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These transactions may also include making short sales of our common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing our common shares on the open market to cover positions created by short sales. Short sales may be "covered shorts," which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked shorts," which are short positions in excess of that amount.

        The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option.

        The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on Nasdaq, the TSX or otherwise.

        Certain underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees.

CERTAIN INCOME TAX CONSIDERATIONS

US FEDERAL INCOME TAX CONSIDERATIONS

        The following summary is based on the advice of Paul, Weiss, Rifkind, Wharton & Garrison LLP and describes certain United States federal income tax consequences of the ownership and disposition of our common shares that are generally applicable to a United States person that holds our common shares as capital assets (a "US Holder") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of our common shares in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons liable for alternative minimum tax, persons holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose "functional currency" is not the United States dollar, and holders who are not US Holders. In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax. There can be no assurance that the United States Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

        The following is based on currently existing provisions of the Code, existing and proposed Treasury regulations under the Code and current administrative rulings and court decisions. Everything listed in the previous sentence may change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

        Each US Holder and each holder of common shares that is not a US holder should consult its tax adviser regarding the United States federal income tax consequences of holding our common shares applicable to such holder in light of its particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

        As used in this section, the term "United States person" means a beneficial owner of our common shares that is:

  (i)
  a citizen or an individual resident of the United States;

  (ii)
  a corporation (or an entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

  (iii)
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  (iv)
  a trust which (A) is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code; or (B) was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

        If a partnership holds our common shares, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A United States person that is a partner of the partnership holding our common shares should consult its own tax adviser.

Passive Foreign Investment Company

        Special, generally unfavorable rules apply to the ownership and disposition of the stock of a passive foreign investment company ("PFIC"). As discussed below, however, it may well be possible to mitigate these consequences by making a so-called qualified electing fund ("QEF") election.

        For United States federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

  •
  at least 75% of its gross income is "passive" income (referred to as the "income test"); or

  •
  at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the "asset test").

        For purposes of the income test and the asset test, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of that other corporation. Also, for purposes of the income test and the asset test, passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a related person to the extent that amount is properly allocable to the income of the related person that is not passive income.

        We were a PFIC in the 2003 taxable year and we believe there is a significant likelihood that we will be classified as a PFIC in the 2004 taxable year and possibly in subsequent years. In any event, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.

        Under applicable attribution rules, if Vasogen Inc. is a PFIC, US Holders of common shares will be treated as holding for certain purposes of the PFIC rules stock of Vasogen Inc.'s subsidiaries (including Vasogen Ireland Limited) that are PFICs. In such case, certain dispositions of, and distributions on, stock of such subsidiaries may have consequences under the PFIC rules directly to US Holders.

        In the absence of any election, a US Holder of a PFIC will be taxed under the generally unfavorable rules described below, including loss of favorable capital gains rates and the imposition of an interest charge, that apply if the holder recognizes gain on the sale or other disposition of the PFIC stock or receives certain distributions with respect to the stock (see "— The "No Election" Alternative — Taxation of Excess Distributions"). US Holders may avoid most of these consequences by making a QEF Election with respect to Vasogen, which will have the consequences described in "— The QEF Election Alternative." A US Holder may also consider making an election to mark the common shares to market (a "Mark to Market Election").

        US HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE POSSIBLE APPLICABILITY OF THE PFIC RULES AND THE AVAILABILITY OF MAKING A QEF ELECTION TO AVOID ADVERSE US TAX CONSEQUENCES.

1.    The QEF Election Alternative

        A US Holder who elects (an "Electing US Holder") in a timely manner to treat Vasogen Inc. as a QEF (a "QEF Election") would include in gross income (and be subject to current US federal income tax on) the US dollar value of both its pro rata share of Vasogen Inc.'s ordinary earnings, as ordinary income, and its pro rata share of Vasogen Inc.'s net capital gains, as long-term capital gain, during any taxable years of the US Holder in which we are classified as a PFIC, regardless of whether such amounts are actually distributed. An Electing US Holder may further elect, in any given taxable year, to defer payment of the taxes owing as a result of including our ordinary earnings and net capital gains currently in income, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge, which will be non-deductible to US Holders that are not corporations. Distributions paid out of earnings and profits that previously were taxed to the Electing US Holder shall not be subject to tax again upon distribution.

        We believe that we will not have any earnings and profits (as computed for US federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which our company is a PFIC. In that event, a QEF Election with respect to our common shares would subject a US Holder to correspondingly little, if any, current taxation. However, there can be no assurance as to these matters.

        Similarly, if Vasogen Ireland Limited were classified as a PFIC, a US Holder that makes a timely QEF Election with respect to Vasogen Ireland Limited would be subject to the QEF rules as described above with respect to the holder's pro rata share of the ordinary earnings and net capital gains of Vasogen Ireland Limited. Earnings of Vasogen Inc. (or Vasogen Ireland Limited) attributable to distributions from Vasogen Ireland Limited that had previously been included in the income of an Electing US Holder under the QEF rules would generally not be taxed to the Electing US Holder again.

        Upon the sale or other disposition of common shares, an Electing US Holder who makes a QEF Election for the first taxable year in which he owns common shares will recognize capital gain or loss for US federal income tax purposes in an amount equal to the difference between the net amount realized on the disposition and the US Holder's adjusted tax basis in the common shares. Such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the US Holder's holding period in the common shares is more than one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. If the US Holder is a United States resident (as defined in section 865 of the Code), gains realized upon disposition of a common share by such US Holder generally will be US source income, and disposition losses generally will be allocated to reduce US source income.

        A QEF Election must be made in a timely manner as specified in applicable Treasury regulations. Generally, the QEF Election must be made in a timely filed federal income tax return of a US Holder for the first taxable year of the foreign corporation during which the corporation was at any time a PFIC. Although a QEF Election may be made after the PFIC's first taxable year that was included in the Electing US Holder's holding period, the Electing US Holder would continue to be subject to the excess distribution rules described below (see "— The "No Election" Alternative — Taxation of Excess Distributions") unless the holder makes a Mark to Market Election, which would result in a deemed disposition of the PFIC stock to which the excess distribution rules may apply.

        The QEF Election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF Election is not made, a shareholder in a PFIC who is a US person must file a completed IRS Form 8621 every year.

        We intend to make available to US Holders timely and accurate information as to our status as a PFIC and intend to comply with all applicable record-keeping, reporting and other requirements so that each US Holder may elect to treat our company as a QEF.

2.    The "No Election" Alternative — Taxation of Excess Distributions

        If we are classified as a PFIC for any year during which a US Holder has held common shares and that holder has not made a QEF Election or a Mark to Market Election, special rules may subject that holder to increased tax liability, including loss of favorable capital gains rates and the imposition of an interest charge, upon the sale or other disposition of the common shares or upon the receipt of any excess distribution (as defined below). Under these rules:

  •
  the gain or excess distribution will be allocated ratably over the US Holder's holding period;

  •
  the amount allocated to the current taxable year and any year prior to the first year in which we are a PFIC will be taxed as ordinary income in the current year;

  •
  the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

  •
  an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years.

        These rules will continue to apply to the holder even after we cease to meet the definition of a PFIC, unless the holder elects to be treated as having sold our common shares on the last day of the last taxable year in which we qualified as a PFIC.

        An "excess distribution", in general, is any distribution on common shares received in a taxable year by a US Holder that is greater than 125% of the average annual distributions received by that holder in the three preceding taxable years or, if shorter, that holder's holding period for common shares.

        Any portion of a distribution paid to a US Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of our current and accumulated earnings and profits (as computed for US federal income tax purposes). Such dividends generally will not qualify for the dividends-received deduction otherwise available to US corporations. Any amounts treated as dividends paid by a PFIC do not constitute "qualified dividend income" within the meaning of Section 1(h)(11) of the Code, and will therefore be ineligible for taxation at the maximum rate of 15% applicable to individuals who receive such income. Any such amounts in excess of our current and accumulated earnings and profits will be applied against the Electing US Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares. It is possible that any such gain might be treated as an excess distribution.

3.    Mark to Market Election Alternative

        Assuming that our common shares are treated as marketable stock, a US Holder that does not make a QEF Election may avoid the application of the excess distribution rules, at least in part, by electing to mark the common shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its common shares and the holder's adjusted tax basis in the common shares. Any mark to market loss is treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. The electing US Holder's basis in its common shares would be adjusted to reflect any of these income or loss amounts. Any gain on a disposition of our common shares by an electing US Holder would be treated as ordinary income. Any loss on such a disposition would be treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. For purposes of making this election, stock of a foreign corporation is "marketable" if it is regularly traded on certain qualified exchanges. The common shares should be treated as "marketable stock" for purposes of making this election.

        With respect to its direct ownership of common shares, a US Holder that receives a distribution with respect to its common shares will avoid the unfavorable consequences applicable to excess distributions described above if the holder has made a timely Mark to Market Election in the first year of its holding period during which we are treated as a PFIC. Such distribution would instead be taxed under the rules described in the final paragraph of the above section ("— The "No Election" Alternative — Taxation of Excess Distributions"). If a US Holder has held common shares for one or more taxable years during which we are treated as a PFIC and does not make a timely Mark to Market Election with respect to the common shares held during the first of those years, a coordination rule applies to ensure that a later Mark to Market Election does not cause the holder to avoid the interest charge on excess distributions with respect to amounts attributable to periods before the election.

        An election to mark to market applies to the year for which the election is made and the following years unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election. In addition, a US Holder that has made a Mark to Market Election does not include mark to market gains, or deduct mark to market losses, for years when the corporation ceases to be treated as a PFIC. If a timely QEF Election were made by a US Holder, the mark to market rules would not apply.

        The mark to market rules do not appear to prevent the application of the excess distribution rules in respect of stock of Vasogen Ireland Limited in the event that Vasogen Ireland Limited were considered a PFIC. Accordingly, if Vasogen Inc. and Vasogen Ireland Limited were both considered passive foreign investment companies, and a US Holder made a Mark to Market Election with respect to its common shares, the US Holder may remain subject to the excess distribution rules described above with respect to its indirectly owned Vasogen Ireland Limited stock.

Foreign Tax Credits

        Regardless of which of the above alternatives applies to a US Holder, any tax withheld by Canadian taxing authorities with respect to distributions on our common shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a US Holder's United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends we distribute with respect to our common shares will be "passive income" or, in the case of certain US Holders, "financial services income." Because of the complexity of those limitations, each US Holder should consult its own tax adviser with respect to the amount of foreign taxes that may be claimed as a credit.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to certain payments of dividends on the common shares and to certain payments of proceeds from the sale or exchange of common shares made to US Holders other than certain exempt recipients (such as corporations). A US Holder that is not an exempt recipient will generally be subject to backup withholding with respect to such payments (currently at a rate of 28%, which rate will be replaced by a 31% rate beginning in 2011) unless the US Holder provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

        Any amounts withheld under the backup withholding rules will be allowed as a credit against the US Holder's United States federal income tax liability or refundable to the extent that it exceeds such liability. A US Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR UNITED STATES RESIDENTS

        In the opinion of Lang Michener LLP, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of our common shares acquired pursuant to this prospectus supplement by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident, or deemed to be resident in Canada, deals at arm's length with us, holds our common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention (the "Convention"), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) our common shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Convention. Our common shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. Our common shares will generally not be capital property to holders that are "financial institutions" (as defined in the Tax Act). Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a "US Shareholder" or "US Shareholders". The summary does not deal with special situations, such as the particular circumstances of traders or dealers, limited liability companies, tax exempt entities, insurers or financial institutions. Such holders and other holders who do not meet the criteria in clauses (a) and (b) should consult their own tax advisers.

        This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof ("Regulations"), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Convention and the current published administrative practices of the Canada Customs and Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law or administrative practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada.

        For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our common shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular US Shareholder and no representation with respect to the income tax consequences to any particular US Shareholder or prospective US Shareholder is made. The tax consequences to a US Shareholder will depend on the holder's particular circumstances. Accordingly, US Shareholders should consult with their own tax advisers for advice with respect to their own particular circumstances.

Dividends

        Dividends paid or credited to a US Shareholder in respect of our common shares will be subject to Canadian withholding tax on the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax on dividends paid by us to a US Shareholder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company, which owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

        A US Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of our common shares, provided that the shares do not constitute "taxable Canadian property" to the US Shareholder at the time of disposition. Generally, common shares will not constitute taxable Canadian property to a US Shareholder provided such shares are listed on a prescribed stock exchange (which currently includes the TSX and Nasdaq) at the time of the disposition and, at no time during the 60-month period immediately preceding the disposition, has the US Shareholder, persons with whom the US Shareholder does not deal at arm's length, or the US Shareholder together with all such persons owned 25% or more of the issued shares of any series or class of our capital stock.

        If our common shares constitute taxable Canadian property to a particular US Shareholder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if, at the time of disposition, our common shares do not derive their value principally from real property situated in Canada.

CORPORATE INFORMATION AND REGISTERED OFFICE

        We are a developer of immune modulation therapies for the treatment of cardiovascular and other chronic inflammatory diseases. We are continued under the Canada Business Corporations Act by certificate of continuance dated August 9, 1999. We have one subsidiary, Vasogen Ireland Limited, a corporation wholly-owned by us and incorporated under the laws of the Republic of Ireland. Vasogen Ireland Limited owns our intellectual property related to our immune modulation therapies and pharmaceuticals.

        Our head office and principal place of business is located at 2155 Dunwin Drive, Mississauga, Ontario L5L 4M1. Our website is www.vasogen.com. Any information contained on our website is not, and will be deemed not to be, incorporated herein by reference.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada and filed with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from Christopher J. Waddick, our Corporate Secretary, at 2155 Dunwin Drive, Suite 10, Mississauga, Ontario L5L 4M1, telephone: (905) 569-2265. For the purposes of the Province of Quebec, this prospectus supplement contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from our Corporate Secretary at the above-mentioned address and telephone number. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

        The following documents filed with the securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement and the accompanying prospectus:

  (a)
  Renewal Annual Information Form of our company dated April 4, 2003;

  (b)
  Comparative audited consolidated financial statements of our company and the notes thereto at November 30, 2003 and 2002 and for each of the years ended November 30, 2003, 2002 and 2001, together with the auditors' report thereon;

  (c)
  Management's discussion and analysis of financial condition and results of operations of our company for the year ended November 30, 2003;

  (d)
  Management Proxy Circular of our company dated March 15, 2003, relating to our annual and special meeting of shareholders held on May 7, 2003 excluding the sections entitled "Executive Compensation: Report on Executive Compensation", "Executive Compensation: Performance Graph", and "Statement of Corporate Governance Practices"; and

  (e)
  Material Change Report dated December 15, 2003 relating to the listing of our common shares on Nasdaq.

        All documents of the type referred to above and all material change reports (excluding confidential material change reports) which we filed with the securities regulatory authorities in Canada subsequent to the date of this prospectus supplement and prior to the termination of this offering will be deemed to be incorporated by reference in this prospectus supplement. In addition, to the extent that any such documents referred to above are also filed with, or furnished to, the SEC after the date of this prospectus supplement and prior to the termination of this offering, such documents shall be deemed to be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form to constitute a part of this prospectus supplement.

        Upon a new annual information form and the related annual audited consolidated financial statements filed by us with, and where applicable, accepted by, the applicable securities authorities during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including the management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of common shares hereunder.

WHERE YOU CAN FIND MORE INFORMATION

        We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Our common shares are quoted on Nasdaq and certain of our filings with the SEC are also available through the Nasdaq Stock Market, Inc. website at http://www.nasdaq.com.

        The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus forms a part: the documents referred to under the heading "Documents Incorporated by Reference"; consent of KPMG LLP; appointment of Agent for Service of Process and Undertaking on Form F-X; and powers of attorney.

ENFORCEMENT OF CIVIL LIABILITIES

        We are a Canadian corporation with our principal place of business in Canada. Most of our directors and officers, as well as certain of the experts named in this prospectus supplement, are residents of Canada and all or a substantial portion of our assets and the assets of such persons may be located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or our directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the United States Securities Act of 1933, as amended. We have been advised by Lang Michener LLP, our Canadian counsel, that there is doubt as to the enforceability in Canada against us or against our directors, officers and experts, who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon US federal securities laws.

LEGAL MATTERS

        Certain legal matters in connection with the common shares offered hereby will be passed upon for us by Lang Michener LLP, our Canadian counsel, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, our US counsel. Piper Rudnick LLP is US counsel for the underwriters and Davies Ward Phillips & Vineberg LLP is Canadian counsel for the underwriters. At the date hereof, lawyers with Lang Michener LLP, Paul, Weiss, Rifkind, Wharton & Garrison LLP and Davies Ward Phillips & Vineberg LLP own, respectively, directly or indirectly, in the aggregate, less than one percent of any of our securities or the securities of our associates or affiliates.

LEGAL PROCEEDINGS

        There are no outstanding legal proceedings material to us to which we are party nor, to our knowledge, are any such proceedings contemplated.

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS OF VASOGEN

Page
Consolidated Financial Statements for the years ended November 30, 2003, 2002 and 2001 and for the period from December 1, 1987 to November 30, 2003
Reports of Auditors	SF-3
Consolidated Balance Sheets at November 30, 2003 and 2002	SF-4
Consolidated Statements of Operations and Deficit for the years ended November 30, 2003, 2002 and 2001 and the period from December 1, 1987 to November 30, 2003	SF-5
Consolidated Statements of Cash Flows for the years ended November 30, 2003, 2002 and 2001 and the period from December 1, 1987 to November 30, 2003	SF-6
Notes to Consolidated Financial Statements for the years ended November 30, 2003, 2002 and 2001 and the period from December 1, 1987 to November 30, 2003	SF-7

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

VASOGEN INC.

(A DEVELOPMENT STAGE COMPANY)

Years ended November 30, 2003, 2002, 2001 and
period from December 1, 1987 to November 30, 2003

AUDITORS' REPORT TO THE SHAREHOLDERS

        We have audited the consolidated balance sheets of Vasogen Inc. (a Development Stage Company) as at November 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2003 and for the period from December 1, 1987 to November 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2003 and for the period from December 1, 1987 to November 30, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	(Signed) KPMG LLP
December 23, 2003	Chartered Accountants

Comments by Auditors for United States Readers on
Canada-United States Reporting Difference

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 1(o) to the financial statements. Our report to the shareholders dated December 23, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada	(Signed) KPMG LLP
December 23, 2003	Chartered Accountants

VASOGEN INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	November 30,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$4,476	$2,024
Marketable securities (note 2)	52,354	35,605
Clinical supplies	4,418	2,645
Tax credits recoverable	1,383	1,379
Prepaid expenses	1,021	518

Total current assets	63,652	42,171
Marketable securities (note 2)	3,255	5,086
Capital assets, net (note 3)	360	313
Acquired technology, net (note 4)	1,013	1,266
Other	503	—

Total assets	$68,783	$48,836

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$3,831	$2,029
Accrued liabilities	2,487	1,301

Total current liabilities	6,318	3,330
Shareholders' equity:
Share capital (note 5):
Authorized:
Unlimited common shares, without par value
Issued and outstanding:
62,023,000 common shares (2002 — 51,935,000)	173,380	126,673
Warrants (note 5(b))	1,456	—
Options (note 5(b) and (c))	744	—
Deficit	(113,115)	(81,167)

Total shareholders' equity	62,465	45,506
Commitments (notes 11 and 12)

Total liabilities and shareholders' equity	$68,783	$48,836

On behalf of the Board:

(Signed) BENOIT LA SALLE Director	(Signed) WILLIAM R. GRANT Director

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In thousands of Canadian dollars, except per share amounts)

	Years ended November 30,			Period from December 1, 1987 to November 30, 2003
	2003	2002	2001
Expenses:
Research and development	$21,730	$12,675	$9,208	$70,931
General and administration	10,250	7,542	7,304	45,740
Foreign exchange loss (gain)	1,111	267	(58)	1,320

Loss before the undernoted	(33,091)	(20,484)	(16,454)	(117,991)
Investment income	1,143	977	2,065	6,386

Loss for the period	(31,948)	(19,507)	(14,389)	(111,605)
Deficit, beginning of period	(81,167)	(61,660)	(47,271)	(1,510)

Deficit, end of period	$(113,115)	$(81,167)	$(61,660)	$(113,115)

Basic and diluted loss per share (note 6)	$(0.57)	$(0.40)	$(0.32)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)

	Years ended November 30,			Period from December 1, 1987 to November 30, 2003
	2003	2002	2001
CASH PROVIDED BY (USED IN):
Operations:
Loss for the period	$(31,948)	$(19,507)	$(14,389)	$(111,605)
Items not involving cash:
Amortization of capital assets and acquired technology	393	377	345	3,823
Stock-based compensation costs	431	—	—	431
Common shares issued for services	—	—	—	2,449
Foreign exchange loss (gain)	306	228	(20)	426
Other	4	—	—	(35)
Change in non-cash operating working capital (note 7(a))	708	(1,235)	(126)	(532)

	(30,106)	(20,137)	(14,190)	(105,043)
Financing:
Shares issued for cash	50,669	25,000	11,941	156,492
Warrants exercised for cash	1,347	—	—	16,941
Options exercised for cash	589	540	429	5,742
Share issue costs	(4,129)	(1,901)	(121)	(11,137)
Other	(503)	—	—	(503)
Issue of convertible debt, net	—	—	—	622
Payable to related parties	—	—	—	(234)

	47,973	23,639	12,249	167,923
Investments:
Increase in capital assets	(192)	(87)	(190)	(1,087)
Increase in acquired technology	—	—	—	(1,283)
Purchases of marketable securities	(49,151)	(24,201)	(13,246)	(146,895)
Maturities of marketable securities	34,023	21,626	14,217	90,851

	(15,320)	(2,662)	781	(58,414)
Foreign exchange gain (loss) on cash held in foreign currency	(95)	(3)	20	10

Increase (decrease) in cash and cash equivalents	2,452	837	(1,140)	4,476
Cash and cash equivalents, beginning of period	2,024	1,187	2,327	—

Cash and cash equivalents, end of period	$4,476	$2,024	$1,187	$4,476

        Supplemental disclosure and supplemental cash flow information (note 7(b) and (c))

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular figures in thousands, except per share amounts)
Years ended November 30, 2003, 2002, 2001 and period from December 1, 1987 to November 30, 2003

  Since its inception, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

  The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 to November 30, 2003.

1.     SIGNIFICANT ACCOUNTING POLICIES:

  These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 15, conform, in all material respects, with accounting principles generally accepted in the United States.

        (a)   Principles of consolidation:

  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Vasogen Ireland Limited (incorporated in 1998). The functional currency of the Irish subsidiary is the Canadian dollar. All material intercompany balances and transactions have been eliminated.

        (b)   Cash and cash equivalents:

  The Company considers unrestricted cash on hand, in banks, in term deposits and in commercial paper with original maturities of three months or less as cash and cash equivalents.

        (c)   Marketable securities:

  Marketable securities are stated at amortized cost plus accrued interest. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis.

        (d)   Concentration of credit risk:

  Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of marketable securities.

  Marketable securities include bonds issued by highly rated Canadian and U.S. corporations, all having varying maturities between one and 24 months from the date of purchase, trading in active markets and capable of prompt liquidation.

        (e)   Capital assets:

  Capital assets are recorded at cost less any impairment losses recognized in accordance with note 1(g) and amortized on a straight-line basis over their estimated useful lives as follows:

Testing equipment	5 years
Computer and other equipment	5 years
Leasehold improvements	Over term of lease

        (f)    Acquired technology:

  Acquired technology, representing part of the Company's platform medical device technology, is stated at cost less any impairment losses recognized in accordance with note 1(g). Amortization is provided on a straight-line basis over 20 years, representing the term of the acquired patent.

        (g)   Impairment of long-term assets:

  The Company periodically reviews the useful lives and the carrying values of its long-lived assets. The Company reviews for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value; which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset (note 1(o)).

        (h)   Research and development:

  Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles in Canada for deferral and amortization. The Company has not capitalized any such development costs to date. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations and deficit were $200,000 in 2003 (2002 — $297,663; 2001 — $363,000; from December 1, 1987 to November 30, 2003 — $1,632,663).

  Clinical supplies represent the devices and disposables on hand at year end that will be consumed in the Company's future research and clinical trials. These supplies are carried at the lower of cost on a first-in-first-out basis and net realizable value and expensed as research and development expenses when shipped to outsourced research centres or clinical sites.

        (i)    Derivative financial instrument:

  The Company is party to forward foreign exchange contracts. These financial instruments are measured at fair value. The unrealized gain or loss arising from changes in fair value of the forward exchange contract is recognized in income currently as the instrument is not considered a hedging instrument. The fair value of the forward contract as at November 30, 2003 is negligible.

        (j)    Translation of foreign currency:

  Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the determination of loss for the period.

        (k)   Income taxes and investment tax credits:

  The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future taxes attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled.

  Future tax assets initially recognized are reduced by a valuation allowance. Management has provided a valuation allowance equivalent to the net future tax asset balances, given the development stage of the Company's activities and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carryforward period.

  The benefits of tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditures are made, provided there is reasonable assurance of recoverability. The tax credits reduce the cost of capital assets or research costs, as applicable.

        (l)    Stock-based compensation plan:

  The Company has a stock-based compensation plan as described in note 5. No compensation expense is recognized when stock options or warrants are issued to employees, officers or directors. Any consideration paid on the exercise of stock options or warrants, or on purchase of stock, is credited to share capital.

  The Company uses the fair value method of accounting for stock options granted to non-employees and recognizes the expense over the performance period (note 1(o)(iii)).

        (m)  Basic and diluted earnings (loss) per common share:

  Basic earnings (loss) per common share is computed by dividing earnings (loss) for the period by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercised stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

        (n)   Measurement uncertainty:

  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

  The Company has estimated the useful lives of all depreciable assets and the recoverability of capital assets and acquired technology using estimates of future cash flows and other measures of fair values. Significant changes in the assumptions with respect to future business plans could result in impairment of capital assets or acquired technology.

        (o)   Change in accounting policy:

  (i)
  In December 2002, the Accounting Standards Board of The Canadian Institute of Chartered Accountants' ("CICA") issued Handbook Section 3063, "Impairment of Long-Lived Assets" ("Section 3063"). Section 3063 supersedes the write-down and disposal provisions of CICA 3061, "Property, plant and equipment". Under Section 3063, long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the asset (or asset group) is compared with its recoverable amount. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The second step is carried out when the carrying amount of a long-lived asset is not recoverable, in which case the fair value of the long-lived asset is compared with its carrying amount to measure the amount of the impairment loss, if any. When an impairment loss is recognized, it is presented in income from operations in the income statement. When quoted market prices are not available, the fair value of the long-lived assets is determined using the discounted estimated future cash flow method.

    The Company has early adopted Section 3063, effective December 1, 2002. In accordance with the requirements of Section 3063, this change in accounting policy has been applied prospectively and the amounts presented for prior periods have not been restated for this change. The adoption of Section 3063 had no impact on the Company's financial position or results of operations.

  (ii)
  Goodwill and other intangible assets and business combinations:

    Effective December 1, 2002, the Company adopted prospectively, the new CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", which requires that goodwill and indefinite life intangible assets no longer be amortized but rather be tested for impairment at least annually and written down only when impaired. Intangible assets with definite useful lives are amortized over their useful life. The adoption of Section 3062 had no impact on the Company's financial position or results of operations.

  (iii)
  Stock-based compensation and other stock-based payments:

    Effective December 1, 2002, the Company adopted part of the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". The recommendations require all stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after December 1, 2002, to be accounted for using the fair value based method. Subsequent amendments to Section 3870 issued in December 2003 require the use of the fair value based method to account for all stock-based transactions with employees in the financial statements of the Company in its fiscal year beginning December 1, 2004.

    In 2003, the Company (a) maintained its current policy described in note 1(l) of accounting for employee stock-based compensation using the settlement method, and (b) changed its policy to record compensation costs for stock-based compensation issued on or after December 1, 2002 to non-employees at fair value. Pro forma disclosures have been made in note 5.

  (iv)
  Guarantees:

    Effective December 1, 2002, the Company adopted CICA Accounting Guideline 14, "Disclosure of Guarantees" ("AcG-14"), that requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of CICA Handbook 3290, "Contingencies". The Company believes there are no material guarantees for disclosure.

  (v)
  Asset retirement obligations:

    Effective December 1, 2002, the Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations", which harmonize Canadian GAAP with SFAS No. 143, Accounting for Asset Retirement Obligations. This Section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This Section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. The adoption of Section 3110 had no impact on the Company's financial position or results of operations.

2.     MARKETABLE SECURITIES:

2003	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Canadian corporate bonds	$52,354	$3,255	$55,609	2.50%-2.95%
2002	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Canadian corporate bonds	$35,605	$5,086	$40,691	2.70%-4.08%

  At November 30, 2003 and 2002, the carrying value of marketable securities approximated their quoted market value.

3.     CAPITAL ASSETS:

2003	Cost	Accumulated amortization	Net book value
Testing equipment	$624	$321	$303
Computer and other equipment	214	171	43
Leasehold improvements	52	38	14

	$890	$530	$360

2002	Cost	Accumulated amortization	Net book value
Testing equipment	$460	$222	$238
Computer and other equipment	195	144	51
Leasehold improvements	52	28	24

	$707	$394	$313

  In 2003, amortization expense amounted to $140,000 (2002 — $124,000; 2001 — $92,000).

4.     ACQUIRED TECHNOLOGY:

	2003	2002
Cost	$4,081	$4,081
Less accumulated amortization	3,068	2,815

Net book value	$1,013	$1,266

  In 2003, amortization expense amounted to $253,000 (2002 — $253,000; 2001 — $253,000).

5.     SHAREHOLDERS' EQUITY:

        (a)   Common shares:

    Authorized:

            Unlimited common shares, without par value

    Issued:

	2003		2002		2001		Period from December 1, 1987 to November 30, 2003
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	51,935	$126,673	46,365	$103,034	44,742	$90,785	1,032	$1,213
Issued for:
Cash	9,478	50,669	5,155	25,000	1,407	11,941	41,446	156,492
Services	—	—	—	—	—	—	1,571	2,449
Technology	—	—	—	—	—	—	1,913	2,799
Warrants exercised	250	1,347	—	—	—	—	11,279	16,941
Options exercised	360	589	415	540	216	429	4,358	5,742
Debt conversion	—	—	—	—	—	—	424	650
Share issue costs	—	(5,898)	—	(1,901)	—	(121)	—	(12,906)

Balance, end of period (note 5(b))	62,023	$173,380	51,935	$126,673	46,365	$103,034	62,023	$173,380

  Common shares issued for services or acquired technology are recorded at the quoted market value of the shares at the respective issue date.

        (b)   Public offering:

  In July 2003, the Company issued 9,477,986 common shares for gross proceeds of $50,669,313 (net proceeds of $46,540,313 after cost of issuance of $4,129,000, which excludes $1,769,000 for the fair value of warrants and options granted to the agent and other advisors as additional compensation).

  In connection with the offering of common shares, the Company granted 360,000 warrants and 77,500 options to the agent and other advisors. These warrants and options have been ascribed a fair value of $1,456,000 and $313,000, respectively, with the associated cost reflected as a cost of issuing the related common shares. Each warrant and option entitles the holder to purchase one common share at U.S. $4.69 per share until July 2, 2006. As of November 30, 2003, none of these warrants or options had been exercised.

        (c)   Stock-based compensation plans:

  In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's existing stock option plan (the "Existing Plan"). All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Existing Plan. The Company reserved for issuance 2,000,000 common shares under the 2003 Employee Plan and 250,000 common shares under the 2003 Director Plan. Each option granted allows the holder to purchase one common share. Options granted under these plans have a maximum term of 10 years and generally vest over a period of up to four years. The exercise price must not be less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option.

  As at November 30, 2003, there were 1,496,366 (2002 — 732,561) options available for grant.

	2003		2002		2001
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	2,271	$4.68	2,037	$4.37	1,793	$2.94
Issued	1,460	5.01	805	4.34	487	8.79
Exercised	(360)	1.64	(415)	1.30	(216)	1.99
Expired or cancelled	(126)	8.87	(156)	7.96	(27)	8.32

Outstanding, end of year	3,245	$5.00	2,271	$4.68	2,037	$4.37

Exercisable, end of year	1,549		1,510		1,689

  The table above includes 77,500 options granted to agents and other advisors for a fair value of $313,000 (note 5(b)) and 267,609 options granted to other non-employees for a fair value of $430,740.

  The following table provides information on options outstanding and exercisable as of November 30, 2003:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable	Weighted average exercise price
$1.25 - $ 3.39	933	$2.42	2.0	594	$2.18
$3.40 - $ 5.65	1,217	4.54	6.9	146	4.20
$5.66 - $ 9.04	923	7.23	3.2	639	7.08
$9.05 - $ 11.30	172	10.19	2.2	170	10.20

	3,245	$5.00	4.2	1,549	$5.27

  CICA Handbook Section 3870 does not require the recording of compensation cost at fair value for options issued to employees; it does require disclosure of pro forma net loss and loss per share information as if the Company had measured options issued to employees under the fair value method and recognized the fair value over the vesting period. This information is as follows:

2003
Loss for the year	$(31,948)
Pro forma compensation expense — employees	(1,103)

Pro forma loss for the year	$(33,051)

Pro forma loss per share:
Basic and diluted	$(0.59)

  The above pro forma disclosure excludes the effect of stock option awards granted before December 1, 2002.

  The fair value of stock-based compensation has been estimated at the grant date under the following assumptions:

2003
Dividend yield	—
Weighted average risk-free interest rate	4.49%
Volatility factor of the expected market price of the Company's common shares	82%
Weighted average expected life of the employment options	4.4 years

  The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2003 was $3.26.

  The effect of applying CICA Handbook Section 3870 to calculate employee compensation costs may not be representative of the effects on pro forma net loss in future periods.

        (d)   Warrants:

  As at November 30, 2003, the warrants which are outstanding and exercisable are as follows:

	2003	2002	2001
Outstanding, beginning of year	875	625	30
Issued	360	250	625
Exercised	(250)	—	—
Expired or cancelled	—	—	(30)

Outstanding, end of year	985	875	625

Exercisable, end of year	985	875	625

6.     LOSS PER SHARE:

  The computations for basic and diluted loss per share are as follows:

	2003	2002	2001
Loss for the year	$(31,948)	$(19,507)	$(14,389)

Weighted average number of common shares outstanding:
Basic and diluted	55,987	49,231	44,913

Loss per share:
Basic and diluted	$(0.57)	$(0.40)	$(0.32)

  The options and warrants to purchase common shares were not included in the calculation of diluted loss per share because the Company has a loss for the period and to do so would have been anti-dilutive.

7.     CONSOLIDATED STATEMENTS OF CASH FLOWS:

        (a)   Change in non-cash operating working capital:

	Years ended November 30,
				Period from December 1, 1987 to November 30, 2003
	2003	2002	2001
Clinical supplies	$(1,773)	$(813)	$(1,497)	$(4,418)
Tax credits recoverable	(4)	(120)	(515)	(1,383)
Prepaid expenses	(503)	(237)	(113)	(988)
Accounts payable and accrued liabilities	2,988	(65)	1,999	6,257

	$708	$(1,235)	$(126)	$(532)

        (b)   Supplemental disclosure:

	Years ended November 30,
				Period from December 1, 1987 to November 30, 2003
	2003	2002	2001
Non-cash financing activities:
Warrants and options issued for share issuance cost (note 5(b))	$1,769	$—	$—	$1,769
Shares issued for services	—	—	—	2,449
Debt conversion	—	—	—	(650)
Shares issued on debt conversion	—	—	—	650
Shares issued for technology	—	—	—	2,799

	$1,769	$—	$—	$7,017

Non-cash investing activities:
Technology acquired for shares issued	$—	$—	$—	$(2,799)

        (c)   Supplemental cash flow information:

  The interest received in 2003 was $1,052,000 (2002 — $1,351,000; 2001 — $2,046,000; from December 1, 1987 to November 30, 2003 — $6,203,000). No interest or income taxes were paid in any of the periods presented.

8.     FAIR VALUES OF FINANCIAL INSTRUMENTS:

  The carrying values of cash and cash equivalents, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these instruments.

  The Company entered into a forward exchange contract to sell $41,238,293 to acquire U.S. $31,400,000 in December 2003 and February 2004. The fair value of the forward contract as at November 30, 2003, which was obtained from the Company's banker, is negligible.

9.     INCOME TAXES:

  The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes. The sources and tax effects of the differences are as follows:

	2003	2002
Basic rate applied to loss before provision of income taxes	$(11,747)	$(7,586)
Adjustments resulting from:
Foreign losses affected at lower rates	7,446	6,164
Utilization of SR&ED tax credits	—	(1,030)
Permanent differences	(784)	(402)
Change in valuation allowance	5,085	2,854

	$—	$—

  The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30 are presented below:

	2003	2002
Future tax assets:
Non-capital losses	$12,672	$6,354
Deductible share issue costs	2,411	921
Excess of tax value of capital assets over book value	33	98
SR&ED expenditure pool, net of refundable tax credits	3,285	6,145

	18,401	13,518
Valuation allowance	(18,401)	(13,316)

	—	202
Future tax liabilities:
Investment tax credits utilized	—	(202)

Net future tax asset	$—	$—

  The Company's subsidiary, Vasogen Ireland Limited, also has losses of approximately $101,379,000 included in the consolidated non-capital losses available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

  Under the Income Tax Act of Canada, certain expenditures are classified as Scientific Research & Experimental Development ("SR&ED") expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred. This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

  The balance of the SR&ED expenditure pool, at November 30, 2003, is approximately $9,785,000 (2002 — $16,461,000).

  The Company also has $8,899,000 of investment tax credits ("ITCs") on SR&ED expenditures which have not been recognized in the accounts. The eligibility of the Company for provincial research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims. The ITCs will expire as follows:

2006	$133
2007	89
2008	222
2009	485
2010	682
2011	957
2012	2,185
2013	4,146

$8,899

10.   SEGMENT INFORMATION:

  The Company operates in one business segment: the development of immune modulation therapies. The primary capital assets are located in Canada and the acquired technology is located in Ireland.

11.   ROYALTY COMMITMENTS:

  The Company has granted royalties to arm's-length third parties based on gross amounts receivable by the Company from future commercial sales of its products, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's immune modulation therapy to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

12.   COMMITMENTS:

  Under the terms of its operating lease agreements for operating facilities in place until up to and including April 2005, the Company is committed to make the following payments for the years ending November 30, as follows:

2004	$386
2005	153

$539

  Rent expense under operating leases for the year ended November 30, 2003 amounted to $386,000 (2002 — $370,000; 2001 — $284,000).

13.   STRATEGIC ALLIANCE:

  During the year ended November 30, 2001, the Company entered into a strategic alliance with Quest Diagnostics, a third party, regarding the establishment of an outpatient services delivery model to support the commercial development of Celacade™ (immune modulation therapy) in the United States on an exclusive basis. The terms of the strategic alliance with Quest Diagnostics are to be finalized prior to the Company filing for FDA approval for Celacade™. The Company remains free to pursue marketing arrangements with other parties to augment our relationship with Quest Diagnostics. As part of the agreement, Quest Diagnostics made a U.S. $7.5 million (C$11.9 million) investment in the Company and received 1,406,783 shares. Quest Diagnostics also received 625,237 warrants at an exercise price of $12.73, expiring in November 2006. The fair value of the warrants on the day of grant was negligible.

14.   RESEARCH AND DEVELOPMENT PROJECTS:

  The Company has undertaken the following significant research and development projects:

        (a)   Immune modulation therapies:

  The Company is focused on the research, development and commercialization of immune modulation therapies for the treatment of cardiovascular, neurological and other chronic inflammatory diseases. The purpose of this project is to advance the development of immune modulation therapies and the associated delivery technology, enhance the value of the intellectual property, identify new approaches to immune modulation and new disease indications for clinical development and, when deemed appropriate, initiate research in these indications.

        (b)   Celacade™ — Cardiovascular disease:

  The Company's lead product, Celacade™ (immune modulation therapy), is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to cells undergoing apoptosis (programmed cell death). The Company is developing Celacade™ for the treatment of cardiovascular disease. The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease. Celacade™ is currently in pivotal phase III clinical development for the treatment of chronic heart failure and peripheral arterial disease.

        (c)   Celacade™ — Autoimmune disease:

  The Company has completed preclinical and early-stage clinical studies with Celacade™ in autoimmune disease. Although autoimmune diseases may be candidates for future clinical development, the Company is currently not focusing any significant resources in this area.

        (d)   VP025 — Neuro-inflammatory disease:

  The Company is also developing a new class of drugs to treat diseases characterized by chronic inflammation. These synthetic lipid-based drugs are based on technology comprising bilayered phospholipid microparticles with a specific surface charge designed to enable interaction with immune system cells. VP025, a specific formulation in this class of drugs, is currently in the preclinical research stage and is being developed for the treatment of neuro-inflammatory disease. There are several neurological conditions that are associated with an inflammatory response in the brain and peripheral nervous system, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis, also known as Lou Gehrig's disease.

  The following table outlines research and development costs expensed for the Company's significant research and development projects:

				Period from December 1, 1987 to November 30, 2003
	Years ended November 30,
	2003	2002	2001
Research and development costs expensed:
Immune modulation therapy platform	$2,270	$4,688	$5,198	$33,675
Cardiovascular program	17,930	7,523	1,769	31,209
Autoimmune program	48	464	2,241	4,565
VP025	1,482	—	—	1,482

Total research and development costs expensed	$21,730	$12,675	$9,208	$70,931

Acquired technology:
Immune modulation therapy platform	$—	$—	$—	$4,081

15.   DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES:

  The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain respects from those applied in the United States. The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

  (a)
  Consolidated statements of operations and deficit:

				Period from December 1, 1987 to November 30, 2003
	Years ended November 30,
	2003	2002	2001
Loss per Canadian GAAP	$(31,948)	$(19,507)	$(14,389)	$(111,605)
Technology costs (15(b)(i))	—	—	—	(4,081)
Technology amortization (15(b)(i))	253	253	253	3,068
Non-employee stock options (15(b)(ii))	(214)	(559)	(891)	(3,180)
Performance based options (15(b)(iii))	(473)	—	—	(473)
Warrants issued to acquire technology (15(b)(iv))	—	—	—	(61)

Loss per United States GAAP	$(32,382)	$(19,813)	$(15,027)	$(116,332)

Basic and diluted loss per share per United States GAAP	$(0.58)	$(0.40)	$(0.33)

  (b)
  Consolidated balance sheets:

			2002
	2003
				United States
	Canada	United States	Canada
Acquired technology, net (i)	$1,013	$—	$1,266	$—
Share capital, warrants and options (ii), (iv)	175,580	179,294	126,673	129,700
Deficit, end of year (i), (ii), (iii), (iv)	(113,115)	(117,842)	(81,167)	(85,460)
Deficit accumulated during development stage (i), (ii), (iii), (iv)	(111,605)	(116,332)	(79,657)	(83,950)

    (i)
    Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses exist. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would have been reversed.

    (ii)
    Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123 ("SFAS No. 123"), Accounting for Stock-based Compensation, requires recognition of compensation costs at fair value for stock options and warrants issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board, and other consultants and advisors. The fair value of the non-employee stock options and warrants granted after December 15, 1995 has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model based on the assumptions set out in note 15(e).

    Under Canadian GAAP, all stock-based compensation granted to non-employees on or after December 1, 2002 is also accounted for at fair value.

    (iii)
    Under Canadian GAAP, the Company accounts for employee stock-based compensation by the settlement method. Under United States GAAP, the Company has elected under SFAS No. 123, Accounting for Stock-based Compensation, to continue to apply the provisions of Accounting Principles Board Opinion 25 ("APB 25") to its accounting for stock compensation to employees. Under APB 25, compensation expense is measured based on the intrinsic value method, as described in the United States GAAP Reconciliations. In most cases, the application of the intrinsic value method by the

      Company does not result in compensation expense under United States GAAP. However, the Company granted performance-based options to employees during the period. In accordance with United States GAAP, these options are being accounted for using variable plan accounting. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost is being recognized over the estimated performance period.

    (iv)
    In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

  (c)
  Consolidated statements of cash flows:

    Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 15(b). Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 15(b)(i)).

  (d)
  Income taxes:

    Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense, for items of a current nature, and deducted from capital assets, for items of a capital nature. Under United States GAAP these tax credits would be reclassified as a reduction of income tax expense. Total research and development tax credits netted against research and development expenses on the consolidated statement of operations and deficit are set out in note 1(h).

  (e)
  Pro forma information:

    While SFAS No. 123 does not require the recording of compensation cost for stock options issued to employees at fair value, it does require disclosure of pro forma net income and income per share information as if the Company had measured options issued to employees under the fair value method and recognized that fair value over the vesting period.

    The fair value of the employee and non-employee stock-based compensation has been estimated at the date of grant using the Black-Scholes option pricing model under the assumptions listed below:

	2003	2002	2001
Dividend yield	—	—	—
Weighted average risk-free interest rate	4.49%	4.26%	5.11%
Volatility factor of the expected market price of the Company's common shares	82%	81%	86%
Weighted average expected life of the employment options	4.4 years	4 years	4 years

    The resulting weighted average grant-date fair value of the employee and non-employee stock-based compensation issued in 2003 was $3.26 (2002 — $2.77; 2001 — $5.73).

	2003	2002	2001
Loss for the year — United States GAAP	$(32,382)	$(19,813)	$(15,027)
Compensation cost — employees	(1,636)	(1,027)	(1,271)
Compensation expense (15(b)(iii))	473	—	—

Pro forma loss for the year — United States GAAP	$(33,545)	$(20,840)	$(16,298)

Pro forma basic and diluted loss per share — United States GAAP	$(0.60)	$(0.42)	$(0.36)

    The effects of applying SFAS No. 123 to calculate compensation cost may not be representative of the effects on pro forma net income in future periods.

16.   RECENT ACCOUNTING PRONOUNCEMENTS:

  (a)
  Generally accepted accounting principles:

    In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles". This Section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This Section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. This Section is effective for the Company's 2004 fiscal year, with early adoption encouraged. The Company does not expect the adoption of Section 1100 to have a material impact on its financial position or results of operations.

  (b)
  Consolidation of variable interest entities:

    In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). The guideline is harmonized with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), and provides guidance for applying the principles in Section 1590, "Subsidiaries", to those entities (defined as Variable Interest Entities ("VIEs"), and more commonly referred to as Special Purpose Entities ("SPEs"), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to receive expected residual returns. AcG-15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE's expected losses and/or expected residual returns. AcG-15 and FIN 46 will be effective for all annual and interim periods beginning on or after December 1, 2004 and December 1, 2003, respectively. Early adoption is encouraged. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

    In December 2003, the FASB issued FIN 46R which superseded FIN 46. FIN 46R contains numerous scope exemptions and guidance on trust-preferred structures.

17.   COMPARATIVE FIGURES:

    Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

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TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT SUMMARY
The Offering
Summary Consolidated Financial Information
RISK FACTORS
FORWARD-LOOKING STATEMENTS
EXCHANGE RATE INFORMATION
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE AND TRADING VOLUMES OF OUR COMMON SHARES
OFFICERS AND DIRECTORS
SCIENTIFIC ADVISORY BOARD
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF SHARE CAPITAL
RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS
UNDERWRITING
CERTAIN INCOME TAX CONSIDERATIONS
CORPORATE INFORMATION AND REGISTERED OFFICE
DOCUMENTS INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
ENFORCEMENT OF CIVIL LIABILITIES
LEGAL MATTERS
LEGAL PROCEEDINGS
INDEX OF CONSOLIDATED FINANCIAL STATEMENTS OF VASOGEN
AUDITORS' REPORT TO THE SHAREHOLDERS
Comments by Auditors for United States Readers on Canada-United States Reporting Difference
VASOGEN INC. (A Development Stage Company) CONSOLIDATED BALANCE SHEETS (In thousands of Canadian dollars)
VASOGEN INC. (A Development Stage Company) CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (In thousands of Canadian dollars, except per share amounts)
VASOGEN INC. (A Development Stage Company) CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of Canadian dollars)
VASOGEN INC. (A Development Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Tabular figures in thousands, except per share amounts) Years ended November 30, 2003, 2002, 2001 and period from December 1, 1987 to November 30, 2003